UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Bell Aliant Preferred Equity Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

BCE Inc.

(Name of Person(s) Furnishing Form)

Bell Aliant Preferred Equity Inc. Series A Preferred Shares

Bell Aliant Preferred Equity Inc. Series C Preferred Shares

Bell Aliant Preferred Equity Inc. Series E Preferred Shares

(Title of Class of Subject Securities)

07787C206

07787C404

07787C602

(CUSIP Number of Class of Securities (if applicable))

Michel Lalande

Corporate Secretary

BCE Inc.

1, carrefour Alexander-Graham-Bell

Building A, 7th Floor

Verdun, Québec

Canada H3E 3B3

with a copy to:

Donald R. Crawshaw

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 14, 2014

(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 1 to Form CB is being furnished by BCE Inc. (“BCE”), a company governed by the laws of Canada, in connection with the proposed amalgamation (“Amalgamation”) of Bell Aliant Preferred Equity Inc. (“Prefco”) and 9034749 Canada Limited, a wholly owned subsidiary of BCE Inc., discussed in the Notice of Special Meeting of Preferred Shareholders and Management Information Circular, dated October 3, 2014 (the “Notice of Meeting and Circular”).

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents have been published in the home jurisdiction of the BCE and are attachments to this Form CB:

Attachment A: Preferred Share Exchange Offer and Circular*

Attachment B: Letter of Transmittal (for exchange offer)*

Attachment C: Notice of Meeting and Circular

Attachment D: Letter of Transmittal (for Amalgamation)

Attachment E: Form of Proxy (Bell Aliant Preferred Equity Inc. Series A Preferred Shares)

Attachment F: Form of Proxy (Bell Aliant Preferred Equity Inc. Series C Preferred Shares)

Attachment G: Form of Proxy (Bell Aliant Preferred Equity Inc. Series E Preferred Shares)

*	Previously furnished to the Securities and Exchange Commission (“SEC” or “Commission”) on Form CB on August 15, 2014.

(b)

Not Applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included on (a) page (i) (continuation from cover page) of the Preferred Share Exchange Offer and Circular furnished as Attachment A, under the heading “Notice to Preferred Shareholders in the United States” and (b) page 1 of the Circular included in the Notice of Meeting and Circular furnished as Attachment C, under the heading “Notice to Shareholders in the United States.”

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Index

1.1*	Barclays Capital Canada Inc. Valuation and Fairness Opinion, dated July 22, 2014.

1.2*	Scotia Capital Inc. Fairness Opinion, dated July 22, 2014.

2.1

The audited consolidated financial statements of BCE for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof (incorporated by reference to Exhibit 99.2 to BCE’s Form 40-F filed with the Commission on March 12, 2014 (the “Form 40-F”)).

2.2	Management’s discussion and analysis of financial condition and results of operations of BCE for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.2 of the Form 40-F).

2.3	Annual Information Form of BCE dated March 6, 2014 for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.1 of the Form 40-F).

2.4

The notice of annual meeting and management proxy circular of BCE dated March 6, 2014, in connection with the annual meeting of BCE’s shareholders held on May 6, 2014 (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on March 25, 2014).

2.5

The unaudited consolidated interim financial statements of BCE for the six months ended June 30, 2014 and 2013 and notes related thereto (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on August 7, 2014).

2.6

Management’s discussion and analysis of financial condition and results of operations of BCE for the six months ended June 30, 2014 and 2013 (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on August 7, 2014).

2.7

The unaudited consolidated interim financial statements of BCE for the three months ended March 31, 2014 and 2013 and notes related thereto (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on May 6, 2014).

2.8

Management’s discussion and analysis of financial condition and results of operations of BCE for the three months ended March 31, 2014 and 2013 (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on May 6, 2014).

*	Previously furnished to the SEC on Form CB on August 15, 2014.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by BCE with the SEC on August 15, 2014. BCE will promptly communicate any change in the name or address of the agent for service to the Commission by amendment of the F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to statement is true, complete and correct.

BCE INC.

Date: October 7th, 2014	By:	/s/ Paul Stinis
	Name:	Paul Stinis
	Title:	Senior Vice President and Treasurer

Attachment C

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

The transactions described in this document have not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of such transactions, the securities offered pursuant to such transactions or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Shareholders in the United States should read the Notice to Shareholders in the United States on page 1 of the enclosed Circular.

Information has been incorporated by reference in the enclosed Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Bell Aliant Preferred Equity Inc. at 7 South Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5 and are also available electronically on SEDAR at www.sedar.com.

NOTICE OF

SPECIAL MEETING

OF PREFERRED SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

RELATING TO

THE PROPOSED AMALGAMATION OF

BELL ALIANT PREFERRED EQUITY INC.

AND 9034749 CANADA LIMITED,

A WHOLLY-OWNED SUBSIDIARY OF BCE INC.

MEETING TO BE HELD AT 9:30 A.M. (ATLANTIC TIME) ON

OCTOBER 31, 2014 AT THE LORD NELSON HOTEL, 1515 SOUTH PARK STREET,

HALIFAX, NOVA SCOTIA

October 3, 2014

RECOMMENDATION TO PREFERRED SHAREHOLDERS

The Board of Directors recommends that

Shareholders vote FOR the Amalgamation Resolution.

NOTICE OF SPECIAL MEETING OF PREFERRED SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the “Meeting”) of the holders (“Shareholders”) of Series A Preferred Shares, Series C Preferred Shares and Series E Preferred Shares (the “Preferred Shares”) of Bell Aliant Preferred Equity Inc. (“Prefco”) will be held at 9:30 a.m. (Atlantic time) on October 31, 2014 at The Lord Nelson Hotel, 1515 South Park Street, Halifax, Nova Scotia, for the following purposes:

1.	to consider and, if determined advisable, pass, with or without amendment, a special resolution (the “Amalgamation Resolution”), the text of which is set out in Appendix A to the Management Information Circular (the “Circular”) accompanying this Notice of Meeting, authorizing and approving the amalgamation (the “Amalgamation”) of Prefco and 9034749 Canada Limited (“Newco”), a wholly-owned subsidiary of BCE Inc. (“BCE”) to continue as one corporation (“Amalco”), following which Amalco will be a wholly-owned subsidiary of BCE; and

2.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors of Prefco has fixed September 30, 2014 as the record date for determining those Shareholders entitled to receive notice of and vote at the Meeting. This Notice of Meeting is accompanied by the Circular, a form of proxy and a Letter of Transmittal.

Registered Shareholders who are unable to attend the Meeting in person are entitled to be represented by proxy and are requested to complete, sign, date and return the enclosed form of proxy (printed on WHITE paper) to CST Trust Company at 320 Bay St., 3rd Floor, Toronto, Ontario, M5H 4A6, or, Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or to submit their proxy by fax to 1-866-781-3111 (toll free in Canada and the United States) or 1-416-368-2502 (outside Canada and the United States). In order to be effective, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof (which will be 9:30 a.m. (Atlantic time) on October 29, 2014 unless the Meeting is adjourned or otherwise postponed). Late proxies may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. Non-Registered Shareholders should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein.

A Letter of Transmittal (printed on YELLOW paper) is enclosed with the Circular for use by registered Shareholders for the surrender of the certificate(s) representing their Preferred Shares to CST Trust Company (the “Depositary”) at an address of the Depositary set out in the Letter of Transmittal. Provided a registered Shareholder has delivered the Letter of Transmittal, duly completed and executed in accordance with the instructions on such form or in otherwise acceptable form, together with the certificate(s) representing his, her or its Preferred Shares and any other document or instrument that is required to be delivered and surrendered, the registered Shareholder will be entitled to receive the consideration deliverable pursuant to the Amalgamation. If the Amalgamation is not completed, the Depositary will return the surrendered Preferred Share certificate(s) to the Shareholder.

Pursuant to Section 190 of the Canada Business Corporations Act (the “CBCA”), registered Shareholders are entitled to dissent in respect of the Amalgamation Resolution and, if the Amalgamation is completed, to be paid the fair value of their Preferred Shares. A summary of the dissent procedure is set forth in Appendix C, and the text of Section 190 of the CBCA is set forth in Appendix D, to the Circular. Failure to adhere strictly to the requirements set forth in Section 190 of the CBCA may result in the loss of any right to dissent.

DATED at Halifax, Nova Scotia, the 3rd day of October, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Mirko Bibic”
Chairman of the Board of Directors of Bell Aliant Preferred Equity Inc.

MANAGEMENT INFORMATION CIRCULAR FOR THE SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON OCTOBER 31, 2014

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE BCE PREFERRED SHARES ISSUABLE TO SHAREHOLDERS IN THE UNITED STATES UPON CONSUMMATION OF THE AMALGAMATION WILL BE ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, PROVIDED BY RULE 802 THEREUNDER.

THE BCE PREFERRED SHARES ISSUABLE UPON CONSUMMATION OF THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The solicitation of proxies for the Amalgamation is being conducted in accordance with the applicable Canadian requirements. Shareholders should be aware that such requirements are different from those of the United States. The financial statements of BCE included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards and may not be comparable to the financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of their Preferred Shares and the acquisition of BCE Preferred Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations”.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal Securities Laws, since the both BCE and Prefco, and some or all of their respective officers and directors may be residents of Canada. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. Securities Laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Shareholders should be aware that BCE or its affiliates may acquire securities otherwise than through the Amalgamation, such as in open market or privately negotiated purchases.

BCE Preferred Shares issuable upon consummation of the Amalgamation to any Persons within the United States that BCE determines to be an “affiliate” as such term is defined in Rule 144 under the U.S. Securities Act of 1933, as amended or to have been such an “affiliate” in the 90 days prior to the date of issuance of such BCE Preferred Shares, shall be represented by a certificate bearing a restrictive legend.

CURRENCY

All dollar amounts in this Circular are in Canadian dollars unless otherwise indicated.

NOTICE REGARDING INFORMATION

Certain information in this Circular has been taken from or is based on documents that are expressly referred to in this Circular. All summaries of, and references to, documents that are specified in this Circular as having been filed, or that are contained in documents specified as having been filed, on SEDAR are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under Prefco’s or BCE’s profile at www.sedar.com. Shareholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from the Corporate Secretary of Prefco at 7 South Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5.

Information contained in this Circular concerning BCE and Newco is based solely upon, and the Board of Directors has relied, without independent verification, exclusively upon information provided to Prefco by BCE, or that is otherwise publicly available. While the Board of Directors has no reason to believe that such information is inaccurate or incomplete, the Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

Certain capitalized terms used in this Circular that are not otherwise defined have their respective meanings set out in the Glossary of Terms.

Information contained in this Circular is given as of October 3, 2014, unless otherwise specifically stated.

FORWARD-LOOKING INFORMATION

This Circular, including the documents incorporated by reference, contains forward-looking information, including, but not limited to, statements relating to the Amalgamation, information concerning Prefco, BCE and Newco (and their respective Affiliates) and other statements that are not historical facts. Furthermore, certain statements made herein, including, but not limited to, those relating to the tax treatment of Shareholders, the anticipated timing, mechanics, completion and settlement of the Amalgamation, certain strategic and financial benefits expected to result from the completion of the Amalgamation, the ability of BCE to complete the transactions contemplated by the Amalgamation and other statements that are not historical facts, are also forward-looking information. Forward-looking information is provided to assist the reader with understanding Prefco’s and BCE’s expectations, plans and priorities for future periods or with respect to applicable events. Readers are cautioned that such information may not be appropriate for other purposes. This information is based on the estimates, beliefs and assumptions of the directors and management of Prefco and BCE regarding the markets in which Prefco and BCE operate. In some cases, forward-looking information may be identified by words such as “anticipate”, “believe”, “could”, “expect”, “plan”, “seek”, “may”, “intend”, “will”, “forecast” and similar expressions.

This information is subject to important risks and uncertainties, which are difficult to predict, and assumptions, which may prove to be inaccurate. The risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the market value of the BCE Preferred Shares received as consideration under the Amalgamation and the impact of such issuance on the market price of the BCE Preferred Shares, the exercising of dissent and appraisal rights by Shareholders, the completion of the Amalgamation, risks related to the anticipated benefits of the Amalgamation, termination of the Amalgamation Agreement, as well as the risks described under the heading “Risk Factors” in this Circular, the risks described in the Offer Circular, the risks described in BCE’s management’s discussion and analysis for the year ended December 31, 2013 (as updated in BCE’s management’s discussion and analysis for the three months ended March 31, 2014 and 2013 and in BCE’s management’s discussion and analysis for the six months ended June 30, 2014 and 2013), the risks described in the Company’s management’s discussion and analysis for the year ended December 31, 2013 (as updated in the Company’s management’s discussion and analysis for the three months ended March 31, 2014 and 2013 and in the Company’s management’s discussion and analysis for the six months ended June 30, 2014 and 2013) and the risks described in Bell Aliant GP’s management’s discussion and analysis for the year ended December 31, 2013 (as updated in Bell Aliant GP’s management’s discussion and analysis for the three months ended March 31, 2014 and 2013 and in Bell Aliant GP’s management’s discussion and analysis for the six months ended June 30, 2014 and 2013), which are available on SEDAR at www.sedar.com.

Should any risk factor affect Prefco, BCE or the Amalgamation in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Unless otherwise indicated, forward-looking information does not take into account the effect that transactions announced or occurring after this information is provided may have on the business of Prefco or BCE or on the Amalgamation. All of the forward-looking information reflected in this document and the documents referred to within it are qualified by these cautionary statements. There can be no assurance that the results or developments anticipated by Prefco or BCE will be realized or, even if substantially realized, that they will have the expected consequences for the Shareholders, Prefco or BCE (including that the Amalgamation will be completed).

Except as may be required by Securities Laws, Prefco disclaims any intention and assumes no obligation to update or revise any forward-looking information, even if new information becomes available, as a result of future events or for any other reason. Readers should not place undue reliance on any forward-looking information.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Prefco is a reporting issuer or the equivalent in all of the provinces of Canada and files its continuous disclosure documents with the Securities Regulatory Authorities in those provinces. Such documents are available under Prefco’s profile on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

In this Circular and the accompanying Letter of Transmittal, unless the context otherwise requires or unless defined elsewhere therein, the following terms have the meanings indicated:

“Adjusted EPS” has the meaning set out in the section of the Circular entitled, “Information Concerning BCE – Dividends and Dividends Policy”;

“Affiliate” means a Subsidiary of a Person, or a Person is also deemed to be an Affiliate of another Person if both are Subsidiaries of the same Person, or if each of them is controlled by the same Person. Notwithstanding the foregoing, for purposes of the Circular, (a) each of Bell Aliant GP, Bell Aliant LP, Prefco and their respective Subsidiaries shall, in each case for so long as the Company has any direct or indirect debt or equity interest therein or unless otherwise agreed in writing by BCE, Bell Canada and a majority of the directors of the Company who are Independent (as such term is defined in the Securityholders’ Agreement), be respectively deemed for the purposes of the Circular, to be Subsidiaries and Affiliates of the Company and not of BCE or Bell Canada, and (b) the Company shall be deemed for the purposes of the Circular to not be a Subsidiary or Affiliate of BCE or Bell Canada;

“allowable capital loss” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Amalco” means the corporation continuing as a result of the Amalgamation, using the name “Bell Aliant Preferred Equity Inc.”;

“Amalco Common Shares” means the common shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A to the Amalgamation Agreement;

“Amalgamation” means the amalgamation of Prefco and Newco pursuant to the Amalgamation Agreement;

“Amalgamation Agreement” means the amalgamation agreement entered into as of October 3, 2014 between Prefco, Newco and BCE providing for the Amalgamation, in the form set forth in Appendix B to the Circular, as may be amended from time to time;

“Amalgamation Resolution” means the special resolution of the Shareholders concerning the Amalgamation to be considered at the Meeting, substantially in the form set out in Appendix A to the Circular;

“associate” has the meaning ascribed thereto in the Securities Act (Ontario);

“BCE” means BCE Inc.;

“BCE Amount” means 1,000,000 minus the Bell Aliant GP Amount;

“BCE Class B Shares” means the class B shares in the capital of BCE;

“BCE Common Shares” means common shares in the capital of BCE;

“BCE Converted Preferred Shares” means the BCE Series AN Preferred Shares, BCE Series AP Preferred Shares and BCE Series AR Preferred Shares;

“BCE First Preferred Shares” means the first preferred shares issuable in series in the capital of BCE;

“BCE Preferred Shares” means the BCE Series AM Preferred Shares, BCE Series AO Preferred Shares and BCE Series AQ Preferred Shares;

“BCE Second Preferred Shares” means the second preferred shares issuable in series in the capital of BCE;

“BCE Series AL Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AL in the capital of BCE;

“BCE Series AM Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AM in the capital of BCE;

“BCE Series AN Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AN in the capital of BCE;

“BCE Series AO Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AO in the capital of BCE;

“BCE Series AP Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AP in the capital of BCE;

“BCE Series AQ Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AQ in the capital of BCE;

“BCE Series AR Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AR in the capital of BCE;

“Bell Aliant GP” means Bell Aliant Regional Communications Inc.;

“Bell Aliant GP Amount” means the amount determined by the formula A X B/C, where:

A = 1,000,000;

B = the fair market value (as estimated by BCE, acting reasonably) of all of the issued and outstanding Prefco Common Shares held by Bell Aliant GP immediately prior to the Effective Time; and

C = the fair market value (as estimated by BCE, acting reasonably) of all of the shares in the capital of Prefco issued and outstanding immediately prior to the Effective Time;

“Bell Aliant LP” means Bell Aliant Regional Communications, Limited Partnership;

“BMO Capital Markets” means BMO Nesbitt Burns Inc.;

“Board of Directors” means the board of directors of Prefco;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Toronto, Ontario, Montreal, Québec or Halifax, Nova Scotia;

“Canada-U.S. Tax Treaty” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dividends on BCE Preferred Shares and BCE Converted Preferred Shares”;

“CBCA” means the Canada Business Corporations Act, as amended or replaced from time to time;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDS Participants” means a direct or indirect participant of CDS;

“Circular” means this management information circular dated October 3, 2014;

“Common Share Offer” means the offer made by BCE on August 14, 2014, upon the terms and subject to the conditions described in the offer and accompanying take-over bid circular dated August 14, 2014 with respect to the offer, by BCE to acquire all of the issued and outstanding Common Shares (other than Common Shares held by BCE and its Affiliates) on a per share basis of, at the election of each holder of Common Shares: (a) $31.00 in cash, subject to pro-ration; (b) 0.6371 of a BCE Common Share, subject to pro-ration; or (c) $7.75 in cash and 0.4778 of a BCE Common Share;

“Common Shareholder” or “Common Shareholders” means the holders of Common Shares other than BCE and its Affiliates;

“Common Shares” means all of the issued and outstanding common shares of the Company;

“Company” means Bell Aliant Inc.;

“Company Special Committee” means the special committee of the board of directors of the Company formed to consider the Common Share Offer;

“Compulsory Acquisition” means the compulsory acquisition of the Common Shares by BCE pursuant to Part XVII of the CBCA;

“Converted Preferred Shares” means, collectively, the Series B Preferred Shares, the Series D Preferred Shares and the Series F Preferred Shares;

“CRA” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations”;

“Deferred Income Plan” means a trust governed by an RRSP, RRIF, registered education savings plan, registered disability savings plan, deferred profit sharing plan or TFSA;

“Depositary” means CST Trust Company;

“Directors’ Circular” means the directors’ circular of Prefco with respect to the Offer;

“Dissenting Shareholder” means an owner of Preferred Shares, as reflected on the register of Prefco, who in connection with the Amalgamation Resolution, has exercised the right to dissent pursuant to Section 190 of the CBCA in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his, her or its Preferred Shares and who has not withdrawn the notice of the exercise of such right as permitted by Section 190 of the CBCA;

“Effective Date” means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation, which date is anticipated to be November 1, 2014;

“Effective Time” means 12:01 a.m. (Eastern time) on the Effective Date;

“Expiry Time” means September 19, 2014 at 5:00 p.m. (Eastern time), being the expiry time of the Offer;

“Exemptive Relief” means the exemptive relief from the prospectus requirements under applicable Canadian securities laws that Prefco obtained from the applicable Canadian Securities Regulatory Authorities in connection with the Offer;

“Fairness Opinion” means the opinion of Scotia dated July 22, 2014 to the effect that, subject to the assumptions, limitations and qualifications contained therein, the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders;

“Goodmans” means Goodmans LLP;

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) self-regulatory authority, including the TSX and the NYSE; or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Guarantee Rights” means the rights and benefits of a Shareholder in respect of Preferred Shares under the applicable guarantee indenture among Prefco, Bell Aliant GP (as guarantor) and CIBC Mellon Trust Company (as security trustee);

“Holder” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations”;

“IFRS” means International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto as in effect from time to time;

“Initial Fixed Rate Period” (a) in respect of the BCE Series AM Preferred Shares, has the meaning ascribed thereto in Annex A to the Offer Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AM Preferred Shares”, (b) in respect of the BCE Series AO Preferred Shares, has the meaning ascribed thereto in Annex A to the Offer Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AO Preferred Shares” and (c) in respect of the BCE Series AQ Preferred Shares, has the meaning ascribed thereto in Annex A to the Offer Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AQ Preferred Shares”;

“Interested Directors” means those members of the Board of Directors who have declared an interest in, and refrained from voting in respect of, the transactions contemplated by the Offer;

“Intermediary” has the meaning set out in the section of the Circular entitled, “General Information Regarding the Meeting – Non-Registered Shareholders”;

“Law” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal printed on YELLOW paper and in the form accompanying the Circular to be delivered to the Depositary for purposes of exchanging the Preferred Shares for the consideration deliverable in connection with the Amalgamation;

“Meeting” means the special meeting of Shareholders to approve the Amalgamation to be held on October 31, 2014 at 9:30 a.m. (Atlantic time), and any adjournment or postponement thereof;

“Meeting Materials” means the Notice of Meeting, the Circular, the Letter of Transmittal and Proxy;

“MTN Debentures” has the meaning set out in the section of the Circular entitled “Information Regarding BCE – Consolidated Capitalization”;

“Newco” means 9034749 Canada Limited, a wholly-owned subsidiary of BCE, existing under the laws of the CBCA;

“Newco Common Shares” means the common shares in the capital of Newco;

“NI 54-101” means, collectively, National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and Regulation 54-101 Respecting Communication with Beneficial Owners of Securities of a Reporting Issuer, as amended or replaced from time to time;

“NOBOs” has the meaning set out in the section of the Circular entitled, “General Information Regarding the Meeting – Non-Registered Shareholders”;

“Non-Registered Shareholder” has the meaning set out in the section of the Circular entitled, “General Information Regarding the Meeting – Non-Registered Shareholders”;

“Non-Resident Dissenting Holder” means a Non-Resident Holder that is a Dissenting Shareholder;

“Non-Resident Holder” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Notice of Meeting” means the notice of meeting dated October 3, 2014 accompanying the Circular;

“OBOs” has the meaning set out in the section of the Circular entitled, “General Information Regarding the Meeting – Non-Registered Shareholders”;

“Offer” means the offer made by BCE on August 14, 2014 to exchange, upon the terms and subject to the conditions described in the Offer Circular, all of the outstanding Preferred Shares for newly issued preferred shares of BCE, with financial terms and conditions the same as those attached to the Preferred Shares;

“Offer Circular” means the offer and accompanying take-over bid circular dated August 14, 2014 with respect to the Offer;

“Offers” means the Offer and the Common Share Offer;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Prefco” means Bell Aliant Preferred Equity Inc.;

“Prefco Common Shares” means the common shares in the capital of Prefco;

“Prefco Special Committee” means the special committee of the Board of Directors formed to consider the Offer;

“Preferred Shares” means, collectively, the Series A Preferred Shares, the Series C Preferred Shares and the Series E Preferred Shares;

“Preferred Share Certificates” means the certificates representing the Preferred Shares;

“Proxy” means the form of proxy printed on WHITE paper and in the form accompanying the Circular to be delivered to CST Trust Company, at the address set out therein, or by fax, in accordance with the instructions therein, for purposes of appointing a proxy for a Registered Shareholder to attend and vote at the Meeting;

“Record Date” means September 30, 2014;

“Registered Shareholder” means, in respect of a Preferred Share, the person or company shown as the holder of such security on the books or records of Prefco;

“Resident Dissenting Holder” means a Resident Holder that is a Dissenting Shareholder;

“Resident Holder” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RRIF” means registered retirement income fund;

“RRSP” means registered retirement savings plan;

“Scotia” means Scotia Capital Inc.;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario);

“Securities Laws” means the Securities Act and all other applicable securities Laws, including U.S. securities laws;

“Securityholders’ Agreement” means the amended and restated securityholders’ agreement dated January 1, 2011 among the Company, Bell Aliant GP, Bell Aliant LP, 6583458 Canada Inc., BCE and Bell Canada;

“Securities Regulatory Authorities” means the applicable securities commission or regulatory authority in each province and territory of Canada;

“Series A Preferred Shares” means the Cumulative 5-Year Rate Reset Preferred Shares, Series A in the capital of Prefco;

“Series B Preferred Shares” means the Cumulative Floating Rate Preferred Shares, Series B in the capital of Prefco, which are issuable upon conversion of the Series A Preferred Shares, subject to certain conditions;

“Series C Preferred Shares” means the Cumulative 5-Year Rate Reset Preferred Shares, Series C in the capital of Prefco;

“Series D Preferred Shares” means the Cumulative Floating Rate Preferred Shares, Series D in the capital of Prefco, which are issuable upon conversion of the Series C Preferred Shares, subject to certain conditions;

“Series E Preferred Shares” means the Cumulative 5-Year Rate Reset Preferred Shares, Series E in the capital of Prefco;

“Series F Preferred Shares” means the Cumulative Floating Rate Preferred Shares, Series F in the capital of Prefco, which are issuable upon conversion of the Series E Preferred Shares, subject to certain conditions;

“Shareholders” means the holders of Preferred Shares;

“Subsidiaries” means, in respect of a Person, a Person that is controlled directly or indirectly by that Person, and includes a Subsidiary of a Subsidiary. For the purposes of the Circular, a Person (the first Person) is deemed to control another Person (the second Person) if:

(a)	the first Person, directly or indirectly, beneficially owns or exercises control or direction (including, without limitation, by way of agreement or arrangement) over securities of the second Person carrying votes which, if exercised, taking into account any rights of the first Person under such agreement or arrangement, as applicable, would entitle the first Person to elect or direct or cause the election of a majority of the directors or trustees, as applicable, of the second Person, unless that first Person holds the voting securities only to secure an obligation;

(b)	the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or

(c)	the second Person is a limited partnership and the general partner of the limited partnership is the first Person;

and for greater certainty a Person (the first Person) who controls another Person (the second Person) also controls all Persons that the second Person controls.

Notwithstanding the foregoing, for purposes of the Circular, (a) each of Bell Aliant GP, Bell Aliant LP, Prefco and their respective Subsidiaries shall, in each case for so long as the Company has any direct or indirect debt or equity interest therein or unless otherwise agreed in writing by BCE, Bell Canada and a majority of the directors of the Company who are Independent (as such term is defined in the Securityholders’ Agreement), be respectively deemed for the purposes of the Circular, to be Subsidiaries and Affiliates of the Company and not of BCE or Bell Canada, and (b) the Company shall be deemed for the purposes of the Circular to not be a Subsidiary or Affiliate of BCE or Bell Canada;

“Support Agreement” means the support agreement dated July 23, 2014, between BCE, the Company and Prefco, pursuant to which, among other things, the Company agreed to support the Common Share Offer and Prefco agreed to support the Offer;

“taxable capital gain” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Tax Act” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations”;

“TFSA” means a tax-free savings account;

“TSX” means the Toronto Stock Exchange;

“Unaudited Pro Forma Consolidated Financial Statements” has the meaning set out in the section of the Circular entitled, “Information Regarding BCE – Consolidated Capitalization”; and

“VIF” has the meaning set out in the section of the Circular entitled, “General Information Regarding the Meeting – Non-Registered Shareholders”.

SUMMARY OF CIRCULAR

The following is a summary of certain information contained in this Circular and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing in this Circular. Shareholders are urged to read this Circular and the appendices attached hereto carefully and in their entirety. Certain capitalized terms used in this summary are defined in the Glossary of Terms above.

Date, Time and Place of Meeting

The Meeting will be held at 9:30 a.m. (Atlantic time) on October 31, 2014 at The Lord Nelson Hotel, 1515 South Park Street, Halifax, Nova Scotia, unless otherwise adjourned or postponed.

Record Date

The Board of Directors has provided notice of and fixed the Record Date (being September 30, 2014) for the purposes of determining Shareholders entitled to receive notice of and to vote at the Meeting.

Purpose of the Meeting

The Meeting has been called to consider and, if determined advisable, pass, with or without amendment, the Amalgamation Resolution.

Background to the Amalgamation

On July 23, 2014, the Company, Prefco and BCE entered into the Support Agreement pursuant to which, among other things, Prefco agreed to support the Offer.

On August 14, 2014, BCE mailed the Offer Circular to Shareholders, thereby commencing its offer to exchange all of the issued and outstanding Preferred Shares, on the basis of: (a) one BCE Series AM Preferred Share for each Series A Preferred Share; (b) one BCE Series AO Preferred Share for each Series C Preferred Share; and (c) one BCE Series AQ Preferred Share for each Series E Preferred Share.

Immediately following the Expiry Time, BCE took up 8,373,035 Series A Preferred Shares, 3,403,912 Series C Preferred Shares and 6,611,910 Series E Preferred Shares, representing approximately 72.7% of the aggregate issued and outstanding Preferred Shares, that were validly deposited under the Offer.

Pursuant to the Support Agreement and further to BCE’s take-up under the Offer, BCE agreed to use commercially reasonable efforts to acquire the remainder of the Preferred Shares by way of a subsequent acquisition transaction for consideration per Preferred Share of each series not less than the consideration paid by BCE for Preferred Shares of such series under the Offer, and Prefco agreed to effect such subsequent acquisition transaction.

The purpose of the Amalgamation is to allow BCE to acquire all of the remaining Preferred Shares that were not tendered to the Offer.

See the section of this Circular entitled, “Information Regarding the Amalgamation – Background to the Amalgamation”.

Terms of the Amalgamation

If the Amalgamation Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied, at the Effective Time, Prefco and Newco will amalgamate and continue as one corporation, Amalco, under the name Bell Aliant Preferred Equity Inc. As a result of the Amalgamation, among other things, the property of each of Prefco and Newco will become the property of Amalco and Amalco will continue to be liable for the obligations of each of Prefco and Newco.

At the Effective Time, each Preferred Share (other than those held by Newco or Dissenting Shareholders) will automatically be exchanged as follows: (a) one BCE Series AM Preferred Share for each Series A Preferred Share; (b) one BCE Series AO Preferred Share for each Series C Preferred Share; and (c) one BCE Series AQ Preferred Share for each Series E Preferred Share.

See the section of this Circular entitled, “Information Regarding the Amalgamation – Terms of the Amalgamation”.

Procedure for Receiving Consideration

A Letter of Transmittal (printed on yellow paper) is enclosed with this Circular for use by Registered Shareholders (other than Dissenting Shareholders and Newco) for the surrender of Preferred Share Certificates to the Depositary at an address of the Depositary set out in the Letter of Transmittal. Provided a Registered Shareholder has delivered the Letter of Transmittal, duly completed and executed in accordance with the instructions on such form or in otherwise acceptable form, together with all Preferred Share Certificate(s) representing his, her or its Preferred Shares and any other document or instrument that is required to be delivered and surrendered, BCE and Amalco shall cause the Depositary, after the Effective Time, to deliver, the consideration that the Registered Shareholder is entitled to receive in connection with the Amalgamation. If the Amalgamation is not completed, the Depositary will return the surrendered Preferred Share Certificates to the Shareholder. Until surrendered, each Preferred Share Certificate which immediately prior to the Effective Time represented Preferred Shares shall be deemed after the Effective Time to represent only the right, upon surrender, to be delivered the consideration to which the registered holder of that certificate is entitled in connection with the Amalgamation.

Non-Registered Shareholders are not required to take any action in order to receive the consideration upon completion of the Amalgamation. Consideration to be paid to Non-Registered Shareholders is expected to be credited to the Non-Registered Shareholder’s Intermediary’s account through the procedures in place for such purposes between CDS and such Intermediaries. Non-Registered Shareholders should contact their Intermediary if they have any questions regarding this process.

See the section of this Circular entitled, “Information Regarding the Amalgamation – Procedure for Receiving Consideration”.

Approval of the Board of Directors

On July 22, 2014, the Board of Directors (with the exception of the Interested Directors), upon the unanimous recommendation of the Prefco Special Committee made after consultation with its financial and legal advisors, and the receipt of a report of the Prefco Special Committee based on, among other things, the Fairness Opinion, and based on its review and evaluation of the Offer on the terms set forth in the Support Agreement, had unanimously determined that the consideration to be received under the Offer was fair, from a financial point of view, to the holders of Preferred Shares and, accordingly, had unanimously recommended that Shareholders accept the Offer and tender their Preferred Shares to the Offer.

The consideration per Preferred Share that Shareholders (other than Newco and Dissenting Shareholders) will receive in connection with the Amalgamation is equal in value to, and is in the same form as, the consideration per Preferred Share paid to Shareholders who deposited their Preferred Shares under the Offer.

After careful consideration, the Board of Directors has unanimously determined that the Amalgamation is in the best interest of Prefco and has determined to recommend to Shareholders to vote FOR the Amalgamation Resolution.

See the section of this Circular entitled, “Information Regarding the Amalgamation – Approval of the Board of Directors”.

Approval of Shareholders

The Amalgamation will not become effective until Shareholders have approved the Amalgamation Resolution in accordance with applicable Law and Prefco has filed the articles of Amalgamation. The text of the Amalgamation Resolution is set forth in Appendix A to this Circular.

For the Amalgamation Resolution to be approved in accordance with applicable Law, the Amalgamation Resolution must be passed by the affirmative vote of at least two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting and entitled to vote at the Meeting. BCE has indicated that it will vote all of the Preferred Shares held by it in favour of the Amalgamation Resolution, which will be sufficient to approve the Amalgamation Resolution in accordance with applicable Law.

Bell Aliant GP, being the sole holder of all of the issued and outstanding Prefco Common Shares, has approved the Amalgamation and all transactions contemplated thereby.

See the section of this Circular entitled, “Legal Aspects – Shareholder Approval”.

Dissent Rights

Pursuant to Section 190 of the CBCA, a Registered Shareholder may dissent in respect of the Amalgamation Resolution. If the Amalgamation is completed, Dissenting Shareholders who have complied with the procedures set forth in the CBCA will be entitled to be paid the fair value of their Preferred Shares. A summary of the dissent procedure is set forth in Appendix C and the text of Section 190 of the CBCA is set forth in Appendix D to this Circular. Failure to adhere strictly to the requirements set forth in Section 190 of the CBCA may result in the loss or unavailability of any right to dissent.

Certain Canadian Federal Income Tax Considerations

A Resident Holder (other than a Resident Dissenting Holder) will not realize a capital gain (or capital loss) on a disposition of Preferred Shares pursuant to the Amalgamation.

A Resident Dissenting Holder generally will realize a capital gain (or capital loss) and may also realize interest income (if awarded by the court) on a disposition of Preferred Shares pursuant to the exercise of its statutory dissent rights.

A Non-Resident Holder (other than a Non-Resident Dissenting Holder) will not realize a capital gain (or capital loss) on a disposition of Preferred Shares pursuant to the Amalgamation.

A Non-Resident Dissenting Holder generally will not be taxable on any capital gain (or capital loss) realized on a disposition of Preferred Shares pursuant to the exercise of its statutory dissent rights unless such shares constitute “taxable Canadian property” other than “treaty-protected property”. Such a Non-Resident Dissenting Holder may realize interest income (if awarded by the court) on such disposition; however, such interest generally will not be subject to Canadian withholding tax.

The foregoing is only a brief summary of certain Canadian federal income tax consequences and is qualified by the description of certain Canadian federal income tax considerations described in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Preferred Shares pursuant to the Amalgamation or the exercise of statutory dissent rights.

SPECIAL BUSINESS TO BE CONDUCTED AT THE MEETING

The Meeting has been called to consider and, if determined advisable, pass, with or without amendment, the Amalgamation Resolution.

INFORMATION REGARDING THE AMALGAMATION

Background to the Amalgamation

As at the date of the Offer, BCE was the Company’s largest shareholder and held, together with its Affiliates, 100,376,270 Common Shares, representing 44.06% of the issued and outstanding Common Shares.

On July 23, 2014, the Company, Prefco and BCE entered into the Support Agreement pursuant to which, among other things, Prefco agreed to support the Offer. For additional details with respect to the discussions between Prefco and BCE leading up to the announcement of the Offer, and the factors taken into consideration by the Board of Directors and the Prefco Special Committee in determining whether to support the Offer, see the sections entitled “Background to the Offer” in the Offer Circular and Directors’ Circular, which are available under Prefco’s profile on SEDAR at www.sedar.com.

On August 14, 2014, BCE mailed the Offer Circular to Shareholders, thereby commencing its offer to exchange all of the issued and outstanding Preferred Shares, on the basis of: (a) one BCE Series AM Preferred Share for each Series A Preferred Share; (b) one BCE Series AO Preferred Share for each Series C Preferred Share; and (c) one BCE Series AQ Preferred Share for each Series E Preferred Share.

The Offer expired at 5:00 p.m. (Eastern time) on September 19, 2014. Immediately following the Expiry Time, BCE took up 8,373,035 Series A Preferred Shares, 3,403,912 Series C Preferred Shares and 6,611,910 Series E Preferred Shares, representing approximately 72.7% of the aggregate issued and outstanding Preferred Shares, that were validly deposited under the Offer.

Pursuant to the Support Agreement and further to BCE’s take-up under the Offer, BCE agreed to use commercially reasonable efforts to acquire the remainder of the Preferred Shares by way of a subsequent acquisition transaction for consideration per Preferred Share of each series not less than the consideration paid by BCE for Preferred Shares of such series under the Offer, and Prefco agreed to effect such subsequent acquisition transaction.

The purpose of the Amalgamation is to allow BCE to acquire all of the remaining Preferred Shares that were not tendered to the Offer.

Terms of the Amalgamation

If the Amalgamation Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied, at the Effective Time, Prefco and Newco will amalgamate and continue as one corporation, Amalco, under the name Bell Aliant Preferred Equity Inc. As a result of the Amalgamation, among other things, the property of each of Prefco and Newco will become the property of Amalco and Amalco will continue to be liable for the obligations of each of Prefco and Newco.

At the Effective Time, each Preferred Share (other than those held by Newco or Dissenting Shareholders) will automatically be exchanged as follows: (a) one BCE Series AM Preferred Share for each Series A Preferred Share; (b) one BCE Series AO Preferred Share for each Series C Preferred Share; and (c) one BCE Series AQ Preferred Share for each Series E Preferred Share. For greater certainty, no portion of the BCE Preferred Shares will be allocated as consideration for the disposition of the Guarantee Rights.

The Amalgamation Agreement

The following description of the Amalgamation Agreement is qualified in its entirety by reference to the full text of the form of Amalgamation Agreement attached as Appendix B to this Circular. For a full description of the provisions of the Amalco Common Shares, see Schedule A to the Amalgamation Agreement.

Subject to obtaining the requisite Shareholder approvals, satisfaction of all other conditions as provided in the Amalgamation Agreement and the filing of articles of amalgamation, the Amalgamation will become effective at the Effective Time.

Prior to the Effective Time, BCE will transfer to Newco all of the Preferred Shares held by it in exchange for Newco Common Shares.

On the Effective Date:

(a)	each issued and outstanding Series A Preferred Share held by a Shareholder (other than those held by Dissenting Shareholders and by Newco) shall automatically be exchanged for one BCE Series AM Preferred Share;

(b)	each issued and outstanding Series C Preferred Share held by a Shareholder (other than those held by Dissenting Shareholders and by Newco) shall automatically be exchanged for one BCE Series AO Preferred Share;

(c)	each issued and outstanding Series E Preferred Share held by a Shareholder (other than those held by Dissenting Shareholders and by Newco) shall automatically be exchanged for one BCE Series AQ Preferred Share;

(d)	all of the issued and outstanding Newco Common Shares held by BCE shall be converted into the BCE Amount of Amalco Common Shares;

(e)	all of the issued and outstanding Prefco Common Shares held by Bell Aliant GP shall be converted into the Bell Aliant GP Amount of Amalco Common Shares;

(f)	each issued and outstanding Preferred Share held by Newco shall be cancelled without any repayment of capital in respect thereof; and

(g)	Dissenting Shareholders who have complied with the procedures set forth in the CBCA, if any, will be entitled to be paid the fair value of the Preferred Shares held by such Dissenting Shareholders, and the Preferred Shares registered in the name of such Dissenting Shareholders will be cancelled.

As of the Effective Time:

(a)	the amalgamation of Prefco and Newco and their continuance as one corporation becomes effective;

(b)	the property of each of Prefco and Newco (other than Preferred Shares held by Newco) continues to be the property of Amalco;

(c)	Amalco continues to be liable for the obligations of each of Prefco and Newco;

(d)	an existing cause of action, claim or liability to prosecution pending by or against Prefco or Newco is unaffected;

(e)	a civil, criminal or administrative action or proceeding pending by or against Prefco or Newco may continue to be prosecuted by or against Amalco;

(f)	a conviction against, or ruling, order or judgment in favour of or against, Prefco or Newco may be enforced by or against Amalco; and

(g)	the articles of amalgamation are deemed to be the articles of incorporation of Amalco, and the certificate of amalgamation is deemed to be the certificate of incorporation of Amalco.

The Amalgamation Agreement is subject to several conditions, including that:

(a)	the Amalgamation Agreement and the transactions contemplated thereby, including in particular the Amalgamation, shall have been approved by the Shareholders, the holder of the Prefco Common Shares and the shareholders of Newco, in accordance with the provisions of the CBCA and any other applicable regulatory requirements;

(b)	all necessary governmental or regulatory approvals and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to Prefco and Newco or any applicable governmental or regulatory waiting period shall have expired or been terminated; and

(c)	no action, suit or proceeding shall have been threatened or taken before or by any court or tribunal and no law shall be proposed or enacted that would cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the Amalgamation.

The Amalgamation Agreement may be terminated by Prefco or Newco at any time before the Effective Time.

Procedure for Receiving Consideration

A Letter of Transmittal (printed on yellow paper) is enclosed with this Circular for use by Registered Shareholders (other than Dissenting Shareholders and Newco) for the surrender of Preferred Share Certificates to the Depositary at an address of the Depositary set out in the Letter of Transmittal. Provided a Registered Shareholder has delivered the Letter of Transmittal, duly completed and executed in accordance with the instructions on such form or in otherwise acceptable form, together with all Preferred Share Certificate(s) representing his, her or its Preferred Shares and any other document or instrument that is required to be delivered and surrendered, BCE and Amalco shall cause the Depositary, after the Effective Time, to deliver, the consideration that the Registered Shareholder is entitled to receive in connection with the Amalgamation. If the Amalgamation is not completed, the Depositary will return the surrendered Preferred Share Certificates to the Shareholder. Until surrendered, each Preferred Share Certificate which immediately prior to the Effective Time represented Preferred Shares shall be deemed after the Effective Time to represent only the right, upon surrender, to be delivered the consideration to which the registered holder of that certificate is entitled in connection with the Amalgamation.

Non-Registered Shareholders are not required to take any action in order to receive the consideration upon completion of the Amalgamation. Consideration to be paid to Non-Registered Shareholders is expected to be credited to the Non-Registered Shareholder’s Intermediary’s account through the procedures in place for such purposes between CDS and such Intermediaries. Non-Registered Shareholders should contact their Intermediary if they have any questions regarding this process.

Approval of the Board of Directors

In considering whether to call the Meeting and present the Amalgamation Resolution to Shareholders, the Board of Directors noted that: (a) a subsequent acquisition transaction had been contemplated in the Offer Circular and in subsequent communications by BCE to Shareholders in connection with the Offer; (b) BCE has a sufficient number of Preferred Shares to requisition a meeting of Shareholders under the CBCA; and (c) BCE has a sufficient number of Preferred Shares to pass the Amalgamation Resolution within 120 days of the Expiry Time.

On July 22, 2014, the Board of Directors (with the exception of the Interested Directors), upon the unanimous recommendation of the Prefco Special Committee made after consultation with its financial and legal advisors, and the receipt of a report of the Prefco Special Committee based on, among other things, the Fairness Opinion, and based on its review and evaluation of the Offer on the terms set forth in the Support Agreement, had unanimously determined that the consideration to be received under the Offer was fair, from a financial point of view, to the holders of Preferred Shares and, accordingly, had unanimously recommended that Shareholders accept the Offer and tender their Preferred Shares to the Offer.

The consideration per Preferred Share that Shareholders (other than Newco and Dissenting Shareholders) will receive in connection with the Amalgamation is equal in value to, and is in the same form as, the consideration per Preferred Share paid to Shareholders who deposited their Preferred Shares under the Offer.

After careful consideration, the Board of Directors has unanimously determined that the Amalgamation is in the best interest of Prefco and has determined to recommend to Shareholders to vote FOR the Amalgamation Resolution.

Approval of Shareholders

The Amalgamation will not become effective until Shareholders have approved the Amalgamation Resolution in accordance with applicable Law. The text of the Amalgamation Resolution is set forth in Appendix A to this Circular.

For the Amalgamation Resolution to be approved in accordance with applicable Law, the Amalgamation Resolution must be passed by the affirmative vote of at least two-thirds of the votes cast by Shareholders. BCE has indicated that it will vote all of the Preferred Shares held by it in favour of the Amalgamation Resolution, which will be sufficient to approve the Amalgamation Resolution in accordance with applicable Law.

Bell Aliant GP, being the sole holder of all of the issued and outstanding Prefco Common Shares, has approved the Amalgamation and all transactions contemplated thereby.

Effect of the Amalgamation on Markets, Listings and Reporting Requirements

If permitted by applicable Law, subsequent to the completion of the Amalgamation, BCE intends to cause Amalco to apply to delist the Preferred Shares from the TSX and there will no longer be a trading market for the Preferred Shares.

In addition, if permitted by applicable Law, subsequent to the completion of the Amalgamation, BCE intends to cause Amalco and Bell Aliant GP, the parent company of Prefco, to cease to be reporting issuers or its equivalent under applicable Canadian Securities Laws.

Lost Preferred Share Certificates

A Shareholder who has lost or misplaced his, her or its Preferred Share Certificate(s) should complete the Letter of Transmittal as fully as possible and forward it, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Prefco’s registrar and transfer agent so that the transfer agent may provide replacement instructions. Such Shareholders should ensure that contact information is provided to the Depositary so that the Depositary may contact them.

Cancellation of Rights After Six Years

If any Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Preferred Shares (or an affidavit of loss and bonding documents required by the Depositary), together with such other documents or instruments required for such Shareholder to receive consideration for Preferred Shares, on or before the sixth anniversary of the Effective Date, such Shareholder shall be deemed to have donated and forfeited to BCE on such sixth anniversary any consideration (together with any dividends and distributions with respect thereto, but net of amounts required to be withheld) held by the Depositary in trust for such Shareholder. Accordingly, any Shareholder who tenders certificates formerly representing Preferred Shares after the sixth anniversary of the Effective Date will not receive BCE Preferred Shares, will not own any interest in BCE and will not be paid any cash or other compensation.

Dissent Rights

Pursuant to Section 190 of the CBCA, a Registered Shareholder may dissent in respect of the Amalgamation Resolution. If the Amalgamation is completed, Dissenting Shareholders who have complied with the procedures set forth in the CBCA will be entitled to be paid the fair value of their Preferred Shares. A summary of the dissent procedure is set forth in Appendix C and the text of Section 190 of the CBCA is set forth in Appendix D to this Circular. Failure to adhere strictly to the requirements set forth in Section 190 of the CBCA may result in the loss or unavailability of any right to dissent.

GENERAL INFORMATION REGARDING THE MEETING

Solicitation of Proxies

This Circular is furnished in connection with the solicitation by management of proxies to be used at the Meeting to be held on October 31, 2014 at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Circular. In addition to the solicitation of proxies by mail, officers, directors and regular employees of Prefco may, without additional compensation, solicit such proxies on behalf of management personally, by telephone, fax or other electronic means. The costs of solicitation by management will be borne by Prefco.

Appointment of Proxies

A form of Proxy (printed on WHITE paper) is enclosed. If it is not your intention to be present in person at the Meeting, you are asked to complete and return the Proxy in the envelope provided or to follow the instructions for submitting your Proxy by mail or fax as described below. The individuals named as proxyholders in the accompanying form of proxy are directors or officers of Prefco. A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE REGISTERED SHAREHOLDER OR ON THE REGISTERED SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, BY INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER VALID FORM OF PROXY.

A Proxy will not be valid unless the completed Proxy is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof (which will be 9:30 a.m. (Atlantic time) on October 29, 2014 unless the Meeting is adjourned or otherwise postponed). Late proxies may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject any particular late Proxy. Proxies may be submitted by mail to CST Trust Company at 320 Bay St., 3rd Floor, Toronto, Ontario, M5H 4A6, or, Proxy Department, P.O Box 721, Agincourt, Ontario, M1S 0A1, or by fax to 1-866-781-3111 (toll free in Canada and the United States) or 1-416-368-2502 (outside of Canada and the United States).

Exercise of Vote by Proxy

Each Preferred Share entitles the registered holder thereof to one vote at the Meeting, and such vote may be given in person or by proxy. Preferred Shares may be voted for or against the Amalgamation Resolution, or the registered holder thereof may abstain from voting.

The Preferred Shares of a Registered Shareholder represented by a properly completed and signed Proxy appointing management nominees will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder as specified in the Proxy. In the event that no specifications as to voting have been made by a Registered Shareholder to vote for or against the Amalgamation Resolution, the Preferred Shares represented by Proxies in favour of management’s nominees will be voted in favour of the Amalgamation Resolution.

The accompanying Proxy (printed on WHITE paper) when properly completed and signed, confers discretionary authority upon the proxyholder named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to any matters that may properly come before the Meeting. Management presently knows of no such amendments, variations or other matters which may come before the Meeting other than those referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote on such amendment, variation or other matter in accordance with their judgement. The securities represented by a Proxy will be voted or withheld from voting in accordance with the instructions of the securityholder on any ballot that may be called for and, if the securityholder specifies no choice with respect to any matter to be acted upon, the securities will be voted accordingly.

Revocation of Proxies

A Registered Shareholder who has delivered a Proxy for use at the Meeting may revoke it by an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing or, if the Registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either (a) to the registered office of Prefco, at 7 South Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5, at any time up to and including the last Business Day preceding the day of the Meeting, (b) to CST Trust Company at 320 Bay St., 3rd Floor, Toronto, Ontario, M5H 4A6, or, Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or, at any time up to and including the last Business Day preceding the day of the Meeting, or (c) to the Chairman of the Meeting on the day of the Meeting. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Non-Registered Shareholders

Only Registered Shareholders as of the close of business on the Record Date (being September 30, 2014) or the persons they appoint as their proxyholders are permitted to vote at the Meeting. A person who beneficially owns Preferred Shares through an intermediary (an “Intermediary”), such as an investment advisor, stockbroker, bank, trust company or other nominee, is not a Registered Shareholder (such a non-Registered Shareholder, a “Non-Registered Shareholder”).

The Meeting Materials are being sent to both Registered Shareholders and Non-Registered Shareholders. Non-Registered Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“NOBOs”).

In accordance with the requirements of NI 54-101, Prefco has distributed copies of the Meeting Materials to Intermediaries for onward distribution to NOBOs and OBOs. Intermediaries are required to forward the Meeting Materials to NOBOs and OBOs unless the NOBO or OBO has waived the right to receive them. Very often, Intermediaries will use service companies such as Broadridge Investor Communications Solutions, Canada and its counterpart in the United States to forward the Meeting Materials to NOBOs and OBOs. With those Meeting Materials, Intermediaries or their service companies should provide NOBOs and OBOs of Preferred Shares with a request for a voting instruction form (“VIF”) which, when properly completed and signed by such NOBO or OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit NOBOs and OBOs to direct the voting of the Preferred Shares that they beneficially own. Prefco will pay for Intermediaries to deliver the Meeting Materials and request for a VIF to NOBOs and OBOs. NOBOs and OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed VIF is to be delivered.

Should a Non-Registered Shareholder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), such Non-Registered Shareholder should contact his or her Intermediary to determine the steps necessary to accomplish this.

Only Registered Shareholders have the right to revoke a Proxy. NOBOs and OBOs of Preferred Shares who wish to change their vote must, sufficiently in advance of the Meeting, arrange for their respective Intermediaries to change their vote and, if necessary, revoke their Proxy in accordance with the revocation procedures set out above.

Date, time and place of meeting

The Meeting will be held at 9:30 a.m. (Atlantic time) on October 31, 2014 at The Lord Nelson Hotel, 1515 South Park Street, Halifax, Nova Scotia, unless otherwise adjourned or postponed.

Record Date

The Board of Directors has provided notice of and fixed the Record Date (being September 30, 2014) for the purposes of determining holders of Preferred Shares entitled to receive notice of and to vote at the Meeting.

Voting at Meeting and Quorum

As at the Record Date, there were 11,500,000 Series A Preferred Shares, 4,600,000 Series C Preferred Shares and 9,200,000 Series E Preferred Shares issued and outstanding. Each Preferred Share entitles its holder to one vote at the

Meeting. Registered Shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting, either in person or by Proxy. Non-Registered Shareholders should refer to the section of this Circular entitled, “Non-Registered Shareholders” for details as to how to vote their Preferred Shares.

For the Amalgamation Resolution to be approved in accordance with applicable Law, the Amalgamation Resolution must be passed by the affirmative vote of at least two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting and entitled to vote at the Meeting. BCE has indicated that it will vote all 8,373,035 Series A Preferred Shares, 3,403,912 Series C Preferred Shares and 6,611,910 Series E Preferred Shares in favour of the Amalgamation Resolution, being those Preferred Shares held by it, which will be sufficient to approve the Amalgamation Resolution in accordance with applicable Law.

The Proxy delivered with this Circular provides a means for a Registered Shareholder to vote for or against the Amalgamation Resolution. The Proxy further provides that if a Registered Shareholder using the Proxy does not specify whether such Preferred Shares are to be voted for or against this resolution, the proxyholder will vote FOR the Amalgamation Resolution.

The quorum at the Meeting shall consist of two or more persons present in person, each being a Shareholder entitled to vote at the Meeting or a duly appointed proxyholder or representative for a Shareholder so entitled.

Principal Holders of Preferred Shares

As at the Record Date, the only person or company who, to the knowledge of the directors and executive officers of Prefco, beneficially owned, directly or indirectly, or controlled or directed, more than 10% of the issued and outstanding Preferred Shares is BCE and its Affiliates, which together held 8,373,035 Series A Preferred Shares, 3,403,912 Series C Preferred Shares and 6,611,910 Series E Preferred Shares, representing approximately 72.7% of the aggregate issued and outstanding Preferred Shares. BCE has advised Prefco that it intends to vote all Preferred Shares held by it in favour of the Amalgamation Resolution, which will be sufficient to approve the Amalgamation Resolution in accordance with applicable Law.

LEGAL ASPECTS

Shareholder Approval

Pursuant to the provisions of the CBCA, the approval of the Amalgamation Resolution will require the affirmative vote of at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote at the Meeting. BCE has indicated that it will vote all of the Preferred Shares held by it in favour of the Amalgamation Resolution, which will be sufficient to approve the Amalgamation Resolution in accordance with applicable Law, including the CBCA. The complete text of the Amalgamation Resolution to be presented to the Meeting is set forth in Appendix A to this Circular.

Bell Aliant GP, being the sole holder of all of the issued and outstanding Prefco Common Shares, has approved the Amalgamation and all transactions contemplated thereby.

INFORMATION CONCERNING PREFCO

General

Prefco, a wholly-owned Subsidiary of Bell Aliant GP, was formed for the sole purpose of being the issuer of preference shares for the Company and each of its direct and indirect Subsidiaries, including Bell Aliant GP and Prefco. Prefco is incorporated under the CBCA. Prefco’s registered and head office is located at 7 South, Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5.

For further information regarding Prefco, refer to Prefco’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com.

Price Range and Trading Volumes of the Preferred Shares

The Series A Preferred Shares are listed and posted for trading on the TSX under the symbol “BAF.PR.A”. The following table sets forth, for the periods indicated, the high and low trading prices and the trading volume of the Series A Preferred Shares on the TSX.

	Trading of Series A Preferred Shares on the TSX
Period	High ($)	Low ($)	Volume (#)
April 2014	21.54	20.86	516,082
May 2014	22.47	21.38	247,683
June 2014	22.20	21.27	174,643
July 2014	23.39	21.12	429,114
August 2014	23.92	23.00	249,254
September 2014	23.89	22.57	561,408
October 1 to 3, 2014	23.05	22.92	12,729

BCE announced its intention to commence the Offer on July 23, 2014. On July 22, 2014, the last trading day prior to the announcement, the closing price of the Series A Preferred Shares on the TSX was $21.40. On October 3, 2014, the closing price of the Series A Preferred Shares on the TSX was $22.95.

The Series C Preferred Shares are listed and posted for trading on the TSX under the symbol “BAF.PR.C”. The following table sets forth, for the periods indicated, the high and low trading prices and the trading volume of the Series C Preferred Shares on the TSX.

	Trading of Series C Preferred Shares on the TSX
Period	High ($)	Low ($)	Volume (#)
April 2014	25.47	24.92	72,852
May 2014	25.99	24.91	61,682
June 2014	25.82	24.57	65,152
July 2014	26.04	25.45	84,324
August 2014	26.23	25.36	95,436
September 2014	26.26	25.23	101,010
October 1 to 3, 2014	26.12	26.00	1,808

The closing price of the Series C Preferred Shares on the TSX on July 22, 2014, the last trading day prior to the announcement of the Offer, was $25.59. On October 3, 2014, the closing price of the Series C Preferred Shares on the TSX was $26.12.

The Series E Preferred Shares are listed and posted for trading on the TSX under the symbol “BAF.PR.E”. The following table sets forth, for the periods indicated, the high and low trading prices and the trading volume of the Series E Preferred Shares on the TSX.

	Trading of Series E Preferred Shares on the TSX
Period	High ($)	Low ($)	Volume (#)
April 2014	23.66	22.61	217,794
May 2014	24.44	23.40	193,146
June 2014	23.84	23.24	112,208
July 2014	25.00	23.25	582,487
August 2014	25.18	24.82	260,643
September 2014	25.05	24.50	189,470
October 1 to 3, 2014	24.99	24.51	6,301

The closing price of the Series E Preferred Shares on the TSX on July 22, 2014, the last trading day prior to the announcement of the Offer, was $23.50. On October 3, 2014, the closing price of the Series E Preferred Shares on the TSX was $24.99.

Previous Purchases and Sales

During the twelve (12) months prior to the date of this Circular, Prefco has not purchased or sold any securities of Prefco.

Beneficial Ownership of Securities

Other than as disclosed below, neither BCE, nor any director or senior officer of BCE, nor, to the knowledge of the directors and senior officers of BCE after reasonable enquiry, (a) any associate or affiliate of an insider of BCE, (b) any insider of BCE (other than a director or senior officer of BCE) or (c) any person or company acting jointly or in concert with BCE, beneficially owns or exercises control or direction over any of the securities of Prefco.

BCE beneficially owns 8,373,035 Series A Preferred Shares, 3,403,912 Series C Preferred Shares and 6,611,910 Series E Preferred Shares, representing approximately 72.7% of the aggregate issued and outstanding Preferred Shares.

Bell Aliant GP, being the sole holder of all of the issued and outstanding Prefco Common Shares, holds 227,768,734 Prefco Common Shares.

Material Changes and Other Information Concerning Prefco

Except as disclosed elsewhere in this Circular or as publicly disclosed, Prefco has no plans or proposals for a material change in its affairs. BCE has advised Prefco that, if the Amalgamation becomes effective, BCE expects to operate Amalco as a wholly-owned subsidiary of BCE.

INFORMATION CONCERNING BCE

General

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions to all their communications needs, including the following: wireless, high-speed Internet, Internet protocol television (IPTV) and satellite TV, local and long distance, business Internet protocol (IP)-broadband and information and communications technology (ICT) services. BCE reports the results of its operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Bell Canada is the largest local exchange carrier in Ontario and Québec, and is comprised of BCE’s Bell Wireline, Bell Wireless and Bell Media segments. Bell Media is a diversified Canadian multimedia company that holds assets in TV, radio, digital media and out-of-home advertising.

BCE is incorporated under the CBCA. The registered and head office of BCE is located at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, H3E 3B3.

For the year ended December 31, 2013, BCE had total operating revenues of approximately $20.4 billion and net earnings of approximately $2.4 billion.

Upon successful completion of the Amalgamation, Shareholders who receive BCE Preferred Shares under the Amalgamation will become shareholders of BCE.

For further information regarding BCE, refer to BCE’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com, including the documents incorporated herein by reference listed in the section of this Circular entitled, “BCE Documents Incorporated by Reference”. Further information regarding BCE may also be obtained from BCE’s filings with the SEC by visiting the SEC’s website at www.sec.gov.

Authorized and Outstanding Share Capital

The authorized share capital of BCE consists of: (a) an unlimited number of BCE Common Shares; (b) an unlimited number of non-voting class B shares (the “BCE Class B Shares”); (c) an unlimited number of first preferred shares issuable in series (the “BCE First Preferred Shares”); and (d) an unlimited number of second preferred shares issuable in series (the “BCE Second Preferred Shares”), all without nominal or par value.

BCE Common Shares

Holders of BCE Common Shares are entitled to one vote per share at all meetings of shareholders, except meetings at which only holders of other classes or series of shares of BCE are entitled to vote. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of BCE ranking prior to the BCE Common Shares, holders of BCE Common Shares are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of BCE, as may be declared by the board of directors of BCE and to receive on an equal basis share for share with the BCE Class B Shares the remaining property of BCE upon the liquidation, dissolution or winding up of BCE. Holders of BCE Common Shares have no pre-emptive, redemption or conversion rights. As of October 2, 2014, BCE had outstanding approximately 828,263,168 BCE Common Shares and options to purchase 9,469,773 BCE Common Shares.

BCE Class B Shares

Holders of BCE Class B Shares are not entitled to receive notice of, or to attend or vote at, any meeting of shareholders, except as may be required by the CBCA. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of BCE ranking prior to the BCE Class B Shares, holders of BCE Class B Shares are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of BCE, as may be declared by the board of directors of BCE and to receive on an equal basis share for share with the holders of the BCE Common Shares the remaining property of BCE upon the liquidation, dissolution or winding up of BCE. A holder of BCE Class B Shares has the right, at his option, to convert at any time and from time to time, all or part of his BCE Class B Shares into BCE Common Shares, on the basis of one BCE Common Share for each BCE Class B Share. Holders of BCE Class B Shares have no pre-emptive or redemption rights. There are no BCE Class B Shares outstanding.

BCE First Preferred Shares

The board of directors of BCE may from time to time issue BCE First Preferred Shares in one or more series and determine for any such series its designation, number of shares and respective rights, privileges, restrictions and conditions. The BCE First Preferred Shares rank in priority to all other shares of BCE with respect to the payment of dividends and with respect to the distribution of assets in the event of the liquidation, dissolution or winding up of BCE. Each series of BCE First Preferred Shares ranks in such respects on a parity with every other series of BCE First Preferred Shares.

Holders of BCE First Preferred Shares do not have the right to receive notice of, attend, or vote at any meeting of shareholders except to the extent otherwise provided in the articles of BCE with respect to any series of BCE First Preferred Shares, or when the holders of BCE First Preferred Shares are entitled to vote separately as a class or as a series as provided in the CBCA. In connection with any matter requiring the approval of BCE First Preferred Shares as a class, the holders of existing series of BCE First Preferred Shares which are then outstanding are entitled to one vote in respect of each BCE First Preferred Share held. BCE may, without the approval of the holders of BCE First Preferred Shares, as a class, create any new class of shares ranking on a parity with BCE First Preferred Shares. Holders of BCE First Preferred Shares have no pre-emptive rights. All outstanding BCE First Preferred Shares are fully-paid and non-assessable.

The provisions attaching to the BCE First Preferred Shares may be repealed, altered, modified or amended with such approval as may then be required by the CBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of such shares duly called for the purpose and at which a quorum is present.

BCE has outstanding BCE First Preferred Shares as follows:

BCE FIRST PREFERRED SHARES	ISSUED AND OUTSTANDING
Cumulative Redeemable First Preferred Shares, Series R (“BCE Series R Preferred Shares”)	8,000,000
Cumulative Redeemable First Preferred Shares, Series S (“BCE Series S Preferred Shares”)	3,606,225
Cumulative Redeemable First Preferred Shares, Series T (“BCE Series T Preferred Shares”)	4,393,775
Cumulative Redeemable First Preferred Shares, Series Y (“BCE Series Y Preferred Shares”)	8,772,468
Cumulative Redeemable First Preferred Shares, Series Z (“BCE Series Z Preferred Shares”)	1,227,532
Cumulative Redeemable First Preferred Shares, Series AA (“BCE Series AA Preferred Shares”)	10,144,302
Cumulative Redeemable First Preferred Shares, Series AB (“BCE Series AB Preferred Shares”)	9,855,698
Cumulative Redeemable First Preferred Shares, Series AC (“BCE Series AC Preferred Shares”)	5,069,935
Cumulative Redeemable First Preferred Shares, Series AD (“BCE Series AD Preferred Shares”)	14,930,065
Cumulative Redeemable First Preferred Shares, Series AE (“BCE Series AE Preferred Shares”)	1,422,900
Cumulative Redeemable First Preferred Shares, Series AF (“BCE Series AF Preferred Shares”)	14,577,100
Cumulative Redeemable First Preferred Shares, Series AG (“BCE Series AG Preferred Shares”)	10,841,056
Cumulative Redeemable First Preferred Shares, Series AH (“BCE Series AH Preferred Shares”)	3,158,944
Cumulative Redeemable First Preferred Shares, Series AI (“BCE Series AI Preferred Shares”)	10,754,990
Cumulative Redeemable First Preferred Shares, Series AJ (“BCE Series AJ Preferred Shares”)	3,245,010
Cumulative Redeemable First Preferred Shares, Series AK (“BCE Series AK Preferred Shares”)	25,000,000
BCE Series AM Preferred Shares	8,373,035
BCE Series AO Preferred Shares	3,403,912
BCE Series AQ Preferred Shares	6,611,910

Terms of the BCE Preferred Shares

The BCE Preferred Shares have financial terms that are the same as those attached to the Preferred Shares for which they are being exchanged. The BCE Converted Preferred Shares into which each series of BCE Preferred Shares is convertible have financial terms that are the same of those attached to the Converted Preferred Shares into which each respective series of Preferred Shares is convertible. The holders of each series of BCE Preferred Shares, during the applicable Initial Fixed Rate Period for such series of BCE Preferred Shares, will be entitled to receive fixed, cumulative, preferential cash dividends, if, as and when declared by the board of directors of BCE, payable quarterly on the last day of March, June, September and December each year at an annual rate of $1.2125 per BCE Series AM Preferred Share, $1.1375 per BCE Series AO Preferred Share and $1.0625 per BCE Series AQ Preferred Share.

BCE believes that the non-financial terms and conditions of the BCE Preferred Shares and BCE Converted Preferred Shares, on the one hand, are substantially the same in all material respects as the non-financial terms and conditions of the corresponding classes of Preferred Shares and Converted Preferred Shares, on the other hand. The following is a summary of the principal differences in the non-financial terms and conditions attached to the BCE Preferred Shares and BCE Converted Preferred Shares, on the one hand, and the Preferred Shares and Converted Preferred Shares, on the other hand.

•

Dividend Payment Date.    Quarterly dividends payable on the BCE Preferred Shares and BCE Converted Preferred Shares are payable on the last day of March, June, September and December, whereas quarterly dividends payable on the Preferred Shares and Converted Preferred Shares are payable on the last business day of March, June, September and December.

•

Certain Waivers.    Under the terms of the BCE Preferred Shares and BCE Converted Preferred Shares, holders of a majority of the shares of a series of BCE Preferred Shares and BCE Converted Preferred Shares may waive certain restrictions under the terms of the BCE Preferred Shares and BCE Converted Preferred Shares with respect to dividends paid on, and redemptions and retirement of, shares ranking junior to the BCE Preferred Shares and BCE Converted Preferred Shares. Under the terms of the Preferred Shares and Converted Preferred Shares, the approval of the holders of two-thirds of a series of Preferred Shares and Converted Preferred Shares would be required.

•

Voting Rights.    Under the terms of the BCE Preferred Shares and BCE Converted Preferred Shares, holders of BCE Preferred Shares and BCE Converted Preferred Shares are entitled to receive notice of and to attend and vote at meetings of BCE’s shareholders in certain circumstances if BCE fails to pay eight (8) quarterly dividend payments (whether or not consecutive). Holders of Preferred Shares and Converted Preferred Shares would have the same rights with respect to a meeting of Prefco’s shareholders in the event that Prefco failed to pay six (6) quarterly dividend payments (whether or not consecutive).

•

Nomination Rights.    Pursuant to a nomination agreement dated March 15, 2011 between the Company and Prefco, holders of each series of Preferred Shares and Converted Preferred Shares have certain rights to select a person to be nominated for election as a director of the Company and the procedures applicable thereto in the event that Prefco fails to pay six (6) quarterly dividends on such series of the Preferred Shares or the Converted Preferred Shares, as applicable. Such nomination rights were granted as a result of the fact that the Preferred Shares and Converted Preferred Shares were issued by Prefco, a special purpose subsidiary of the Company, and not by the Company directly. Given that BCE is the direct issuer of the BCE Preferred Shares and the BCE Converted Preferred Shares, no similar nomination rights will be granted to the holders of BCE Preferred Shares or the BCE Converted Preferred Shares.

•

Bell Aliant GP Guarantee.    The Preferred Shares and the Converted Preferred Shares are fully and unconditionally guaranteed by Bell Aliant GP as to (a) the payment of dividends, if, as and when declared; (b) the payment of amounts due on redemption of the Preferred Shares and the Converted Preferred Shares; and (c) the payment of amounts due on the liquidation, dissolution or winding-up of Prefco. Such guarantee was provided as a result of the fact that the Preferred Shares and Converted Preferred Shares were issued by Prefco, a special purpose subsidiary of the Company. Given that BCE is the direct issuer of the BCE Preferred Shares and the BCE Converted Preferred Shares, no similar guarantee will be granted to the holders of BCE Preferred Shares or the BCE Converted Preferred Shares.

The non-financial terms and conditions of each series of the BCE Preferred Shares are the same as the non-financial terms and conditions of the BCE Series AK Preferred Shares and the non-financial terms and conditions of the BCE Converted Preferred Shares are the same as the non-financial terms and conditions of the BCE Series AL Preferred Shares.

See the Offer Circular for a more detailed description of the specific rights, privileges, restrictions and conditions attached to the BCE Preferred Shares and the BCE Converted Preferred Shares.

BCE Second Preferred Shares

The BCE Second Preferred Shares are identical to the BCE First Preferred Shares but are junior to the BCE First Preferred Shares. There are no BCE Second Preferred Shares outstanding.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of BCE as at June 30, 2014, before and after giving effect to (a) the issuance by BCE of the BCE Common Shares offered to Common Shareholders as consideration under the Common Share Offer and the Compulsory Acquisition and the issuance by Bell Canada on September 29, 2014 of $750 million aggregate principal amount of 3.15% MTN Debentures, Series M-30 and $500 million aggregate principal amount of 4.75% MTN Debentures, Series M-31 (together, the “MTN Debentures”); and (b) the issuance by BCE of the BCE Common Shares offered to Common Shareholders as consideration under the Common Share Offer and the Compulsory Acquisition, and the issuance by BCE of the BCE Preferred Shares offered to Shareholders as consideration under the Offer and the Amalgamation and the issuance of the MTN Debentures. This table should be read in conjunction with: (a) BCE’s audited consolidated annual financial statements for the years ended December 31, 2013 and 2012 and related management’s discussion and analysis incorporated herein by reference; (b) BCE’s unaudited consolidated interim financial statements for the six months ended June 30, 2014 and 2013 and related management’s discussion and analysis incorporated herein by reference; and (c) the unaudited pro forma consolidated statement of financial position of BCE as at June 30, 2014 and the unaudited pro forma consolidated income statements of BCE for the six-month period ended June 30, 2014 and the year ended December 31, 2013 (together, the “Unaudited Pro Forma Consolidated Financial Statements”) attached as Annex A to the Offer Circular incorporated herein by reference. All references to the issuance of the MTN Debentures contained in the Unaudited Pro

Forma Consolidated Financial Statements are hereby superseded by the description of the issuance of the MTN Debentures as set out herein.

	As at June 30, 2014
	($ millions)
	Reported	As adjusted after giving effect to the Common Share Offer, Compulsory Acquisition and issuance of the MTN Debentures(1)	As adjusted after giving effect to the Common Share Offer, Compulsory Acquisition, Offer, Amalgamation and issuance of the MTN Debentures(2)
Debt due within one year	2,736	2,736	2,736
Long-term debt	16,150	17,387 (3)	17,387 (3)
Total short-term and long-term debt	18,886	20,123	20,123
Equity attributable to shareholders of BCE
BCE Preferred Shares	3,395	3,395	4,006
BCE Common Shares	13,726	16,689	16,689
Contributed Surplus	2,614	1,115	1,115
Accumulated other comprehensive income	(2)	(2)	(2)
Deficit	(5,146)	(7,355)	(7,348)
Non-controlling interest	1,164	886	268

Notes:

(1)	Assumes acquisition of 100% of the outstanding Common Shares.

(2)	Assumes acquisition of 100% of the outstanding Common Shares and 100% of the outstanding Preferred Shares.

(3)	Net of issuance costs and discounts.

Dividends and Dividend Policy

The board of directors of BCE reviews from time to time the adequacy of BCE’s common share dividend policy. On February 6, 2013, the board of directors of BCE modified BCE’s common share dividend policy from a policy with a target dividend payout ratio of 65% to 75% of earnings per share before restructuring and other items and net (gains) losses on investments (“Adjusted EPS”) to a policy with a target dividend payout ratio of 65% to 75% of free cash flow. This modification to BCE’s dividend policy was adopted as a result of the new IFRS accounting standard for defined benefit pension plan expense which has a significant non-cash impact on Adjusted EPS. BCE now reports its dividend payout ratio on the basis of free cash flow as it is better aligned with the payment of cash dividends.

BCE’s dividend policy and the declaration of dividends are subject to the discretion of the board of directors of BCE and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

Price Range and Trading Volume

The BCE Series R Preferred Shares, BCE Series S Preferred Shares, BCE Series T Preferred Shares, BCE Series Y Preferred Shares, BCE Series Z Preferred Shares, BCE Series AA Preferred Shares, BCE Series AB Preferred Shares, BCE Series AC Preferred Shares, BCE Series AD Preferred Shares, BCE Series AE Preferred Shares, BCE Series AF Preferred Shares, BCE Series AG Preferred Shares, BCE Series AH Preferred Shares, BCE Series AI Preferred Shares, BCE Series AJ Preferred Shares, BCE Series AK Preferred Shares, BCE Series AM Preferred Shares, BCE Series AO Preferred Shares and BCE Series AQ Preferred Shares are listed and traded on the TSX under the symbols “BCE.PR.R”, “BCE.PR.S”, “BCE.PR.T”, “BCE.PR.Y”, “BCE.PR.Z”, “BCE.PR.A”, “BCE.PR.B”, “BCE.PR.C”, “BCE.PR.D”, “BCE.PR.E”, “BCE.PR.F”, “BCE.PR.G”, “BCE.PR.H”, “BCE.PR.I”, “BCE.PR.J”, “BCE.PR.K”, “BCE.PR.M”, “BCE.PR.O” and “BCE.PR.Q”, respectively.

The following tables sets forth, for the periods indicated, the high and low trading prices and volume of the outstanding BCE First Preferred Shares on the TSX.

	BCE FIRST PREFERRED SHARES
	SERIES R	SERIES S	SERIES T	SERIES Y	SERIES Z	SERIES AA	SERIES AB	SERIES AC
October 2013
High	$22.82	$23.00	$21.63	$23.11	$23.69	$21.25	$23.00	$20.63
Low	$22.09	$22.22	$20.81	$22.43	$21.05	$20.16	$22.49	$20.00
Volume	167,538	56,156	76,221	103,088	22,604	251,145	389,657	141,989

November 2013
High	$23.00	$22.95	$21.98	$22.99	$22.90	$21.91	$23.00	$21.35
Low	$22.02	$22.55	$21.08	$22.51	$21.45	$20.78	$22.50	$20.42
Volume	108,984	33,666	50,129	80,545	22,331	159,325	318,312	142,486

December 2013
High	$22.81	$22.80	$21.37	$22.76	$21.50	$21,22	$22.89	$20.98
Low	$21.20	$20.34	$19.76	$20.71	$19.20	$19.56	$20.47	$19.70
Volume	193,900	73,137	119,017	105,713	42,212	193,735	272,352	230,273

January 2014
High	$22.28	$21.70	$20.74	$21.98	$21.67	$20.70	$21.95	$20.70
Low	$21.25	$20.58	$19.90	$21.22	$19.72	$19.95	$21.05	$19.94
Volume	185,707	153,630	211,250	210,179	22,843	102,546	85,756	191,131

February 2014
High	$21.41	$20.80	$20.65	$21.39	$21.20	$20.47	$21.20	$20.50
Low	$20.25	$19.88	$19.51	$20.25	$19.31	$19.70	$20.10	$19.95
Volume	76,829	139,294	100,840	90,715	23,640	114,372	82,925	239,796

March 2014
High	$21.75	$21.29	$20.69	$21.87	$20.99	$20.70	$21.49	$20.68
Low	$21.00	$20.65	$20.12	$21.18	$19.86	$20.21	$20.91	$20.30
Volume	93,896	95,301	25,735	62,101	25,588	79,791	88,014	86,983

April 2014
High	$22.21	$21.60	$21.31	$22.10	$21.09	$21.12	$21.65	$21.08
Low	$21.60	$21.02	$20.35	$21.58	$20.02	$20.37	$21.20	$20.54
Volume	118,862	56,089	38,968	127,549	17,130	121,102	501,294	59,476

May 2014
High	$23.07	$22.15	$21.98	$22.50	$22.11	$21.80	$22.39	$21.81
Low	$22.06	$21.45	$21.29	$21.60	$20.28	$20.52	$21.44	$20.98
Volume	132,832	70,825	60,815	71,414	19,246	70,788	57,102	71,405

June 2014
High	$22.45	$22.3	$21.83	$22.45	$21.69	$21.34	$22.39	$21.41
Low	$22.06	$21.55	$21.15	$21.80	$20.32	$20.65	$21.50	$20.75
Volume	132,832	105,221	89,424	64,542	13,315	66,704	65,918	$61,132

July 2014
High	$22.76	$22.64	$21.77	$22.98	$22.49	$21.58	$22.95	$21.75
Low	$22.15	$22.15	$21.35	$22.41	$21.32	$20.88	$22.20	$20.82
Volume	177,979	83,722	173,535	67,192	16,662	100,322	64,862	161,151

August 2014
High	$22.44	$22.55	$21.8	$22.78	$22.79	$21.49	$22.79	$21.2
Low	$22.15	$22.15	$20.95	$22.5	$21.25	$20.89	$22.17	$20.67
Volume	42,335	57,772	32,121	73,919	13,532	165,749	106,286	38,030

September 2014
High	$22.35	$22.56	$21.70	$22.84	$22.99	$21.64	$22.77	$21.38
Low	$21.74	$22.09	$21.24	$22.51	$21.90	$21.21	$22.05	$21.02
Volume	63,146	34,303	52,263	38,363	9,148	45,605	89,224	73,668

October 1 to 3, 2014
High	$22.09	$22.40	N/A	$22.81	$22.59	$21.48	$22.67	$21.36
Low	$21.79	$22.30	N/A	$22.72	$22.15	$21.32	$22.21	$21.16
Volume	3,901	2,255	N/A	1,574	1,529	4,915	6,118	11,218

	BCE FIRST PREFERRED SHARES
	SERIES AD	SERIES AE	SERIES AF	SERIES AG	SERIES AH	SERIES AI	SERIES AJ	SERIES AK
October 2013
High	$23.12	$22.74	$22.63	$22.76	$22.74	$22.74	$22.74	$22.70
Low	$22.42	$22.20	$21.86	$21.98	$22.15	$22.01	$22.26	$21.90
Volume	297,559	72,225	601,695	178,969	83,035	181,664	341,218	620,955

November 2013
High	$23.14	$22.74	$22.96	$23.44	$22.60	$23.44	$22.68	$22.40
Low	$22.56	$22.25	$22.18	$22.43	$22.20	$22.21	$22.26	$21.90
Volume	174,208	29,324	207,403	248,647	156,360	157,061	159,584	1,100,680

December 2013
High	$22.84	$22.55	$22.56	$22.82	$22.71	$22.86	$22.57	$22.16
Low	$20.46	$20.46	$20.81	$21.08	$20.30	$20.28	$20.61	$20.64
Volume	232,922	81,115	318,693	279,816	105,414	228,735	44,795	1,166,862

January 2014
High	$21.87	$21.63	$21.94	$22.15	$21.50	$21.48	$22.02	$22.80
Low	$21.00	$21.05	$20.88	$21.38	$20.40	$20.50	$21.10	$21.31
Volume	153,704	49,739	152,940	73,327	140,090	229,354	43,419	433,911

February 2014
High	$21.50	$20.96	$21.09	$21.59	$20.50	$20.99	$21.29	$22.12
Low	$20.20	$20.02	$20.05	$20.48	$19.71	$19.85	$20.07	$21.40
Volume	159,704	34,432	159,209	102,701	102,503	160,914	38,884	325,374

March 2014
High	$21.80	$21.23	$21.38	$21.92	$21.17	$21.36	$21.77	$22.24
Low	$21.32	$20.55	$20.91	$21.30	$20.50	$20.86	$21.08	$21.57
Volume	112,282	17,730	199,049	130,470	103,002	143,361	33,083	545,275

April 2014
High	$21.95	$21.65	$21.94	$22.47	$21.75	$21.83	$21.93	$22.90
Low	$21.50	$21.15	$21.00	$21.43	$21.07	$20.99	$21.51	$22.00
Volume	108,483	95,241	$216,311	249,138	155,662	1,107,940	31,521	488,189

May 2014
High	$22.53	$22.20	$22.56	$23.14	$22.10	$22.66	$22.52	$23.84
Low	$21.85	$21.47	$21.72	$21.91	$21.54	$21.76	$21.70	$22.49
Volume	153,655	17,150	283,491	143,306	80,408	184,716	25,690	615,022

June 2014
High	$22.52	$22.20	$22.30	$22.98	$22.20	$22.53	$22.61	$22.80
Low	$21.85	$21.64	$21.66	$22.35	$21.21	$21.51	$21.90	$22.20
Volume	112,293	21,221	213,547	66,993	43,624	222,409	28,995	362,051

July 2014
High	$23.13	$22.70	$22.39	$23.19	$22.75	$22.94	$22.99	$23.04
Low	$22.25	$22.26	$22.01	$22.46	$22.17	$22.11	$22.38	$22.30
Volume	150,217	19,393	175,794	99,851	40,378	147,089	29,748	413,813

August 2014
High	$22.85	$22.5	$22.39	$23.02	$22.54	$22.96	$22.8	$23.08
Low	$22.26	$22.16	$21.78	$22.52	$22.1	$22.4	$22.42	$22.23
Volume	153,281	25,264	143,244	115,274	30,080	47,112	39,657	275,306

September 2014
High	$22.95	$22.48	$22.25	$22.78	$22.53	$22.79	$22.75	$22.44
Low	$22.54	$22.08	$21.69	$22.20	$22.04	$22.14	$22.35	$21.60
Volume	305,723	17,470	118,857	72,398	20,499	357,780	42,040	409,627

October 1 to 3, 2014
High	$22.80	N/A	$21.85	$22.40	$22.42	$22.30	$22.47	$21.69
Low	$22.65	N/A	$21.67	$22.22	$22.20	$22.24	$22.46	$21.45
Volume	8,698	61	12,749	10,133	1,888	954	1,450	40,217

	BCE FIRST PREFERRED SHARES
	SERIES AM	SERIES AO	SERIES AQ

October 2013 – September 24, 2014
High	N/A	N/A	N/A
Low	N/A	N/A	N/A
Volume	N/A	N/A	N/A

September 25, 2014 – September 30, 2014
High	$23.51	$26.41	$25.10
Low	$22.60	$26.00	$24.51
Volume	16,254	5,585	10,450

October 1 to 3, 2014
High	$23.38	$26.30	$24.85
Low	$22.62	$25.70	$24.60
Volume	5,510	8,363	46,743

The closing prices of BCE Series R Preferred Shares, BCE Series S Preferred Shares, BCE Series T Preferred Shares, BCE Series Y Preferred Shares, BCE Series Z Preferred Shares, BCE Series AA Preferred Shares, BCE Series AB Preferred Shares, BCE Series AC Preferred Shares, BCE Series AD Preferred Shares, BCE Series AE Preferred Shares, BCE Series AF Preferred Shares, BCE Series AG Preferred Shares, BCE Series AH Preferred Shares, BCE Series AI Preferred Shares, BCE Series AJ Preferred Shares and BCE Series AK Preferred Shares on the TSX on July 22, 2014, the last trading day prior to the announcement of the Offer, were $22.53, $22.45, $21.60, $22.53, $21.98, $21.32, $22.43, $21.28, $22.70, $22.35, $22.16, $22.77, $22.38, $22.71, $22.76 and $22.43, respectively.

On October 3, 2014, the closing prices of BCE Series R Preferred Shares, BCE Series S Preferred Shares, BCE Series T Preferred Shares, BCE Series Y Preferred Shares, BCE Series Z Preferred Shares, BCE Series AA Preferred Shares, BCE Series AB Preferred Shares, BCE Series AC Preferred Shares, BCE Series AD Preferred Shares, BCE Series AE Preferred Shares, BCE Series AF Preferred Shares, BCE Series AG Preferred Shares, BCE Series AH Preferred Shares, BCE Series AI Preferred Shares, BCE Series AJ Preferred Shares, BCE Series AK Preferred Shares, BCE Series AM Preferred Shares, BCE Series AO Preferred Shares and BCE Series AQ Preferred Shares on the TSX were $22.09, $22.30, $21.50, $22.62, $22.15, $21.36, $22.51, $21.25, $22.70, $22.34, $21.69, $22.22, $22.30, $22.24, $22.47, $21.56, $22.77, $26.00 and $24.83, respectively.

The TSX has unconditionally approved the listing of BCE Series AM Preferred Shares, BCE Series AO Preferred Shares and BCE Series AQ Preferred Shares to be issued in connection with the Amalgamation.

Prior Sales

Other than the 8,373,035 BCE Series AM Preferred Shares, 3,403,912 BCE Series AO Preferred Shares and 6,611,910 BCE Series AQ Preferred Shares issued in connection with the Offer in exchange for the Preferred Shares tendered prior to the Expiry Time, BCE has not issued any BCE First Preferred Shares or any securities convertible or exchangeable into BCE First Preferred Shares during the 12-month period prior to the date hereof.

Newco

Newco is incorporated under the CBCA and is a wholly-owned subsidiary of BCE. Newco is authorized to issue an unlimited number of common shares. As of the date of this Circular, one common share of Newco is issued and outstanding. Newco was incorporated solely for the purposes of the Amalgamation and has not carried on any business or activity other than entering into the Amalgamation Agreement and related matters. Newco’s registered office and records office is located at 1 Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun, Québec, H3E 3B3.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans, counsel to BCE, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder, as amended (the “Tax Act”), as of the date hereof, generally applicable to a Shareholder who, for purposes of the Tax Act, holds Preferred

Shares and will hold BCE Preferred Shares and any BCE Converted Preferred Shares acquired on a conversion of BCE Preferred Shares as capital property, deals at arm’s length with Prefco and BCE, is not affiliated with Prefco or BCE, and who disposes of Preferred Shares pursuant to the Amalgamation or pursuant to certain transactions described above under the heading “Information Regarding the Amalgamation – Dissent Rights” (a “Holder”).

Preferred Shares, BCE Preferred Shares and BCE Converted Preferred Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such shares in the course of carrying on a business of buying and selling securities or the Holder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary does not apply to a Holder (a) that is a “financial institution”, for the purposes of the mark-to-market rules in the Tax Act, (b) an interest in which is a “tax shelter investment”, as defined in the Tax Act, (c) that is a “specified financial institution”, as defined in the Tax Act, (d) that has made a “functional currency” election under section 261 of the Tax Act, (e) that has, or will, enter into, with respect to Preferred Shares, BCE Preferred Shares or BCE Converted Preferred Shares, a “derivative forward agreement”, as defined in the Tax Act, or (f) that is exempt from tax under Part I of the Tax Act. Furthermore, this summary is not applicable to a Holder that is a corporation that receives or is deemed to receive, alone or together with persons with whom it does not deal at arm’s length (and any partnership or trust of which the Holder or any such person is a member or beneficiary), in the aggregate, dividends in respect of more than 10% of any series of Preferred Shares outstanding at the time the dividend is received or deemed to be received. For greater certainty, no consideration has been allocated as consideration for the disposition of the Guarantee Rights. This summary assumes that the Preferred Shares will be listed on a “designated stock exchange” (which currently includes the TSX) at the time of the Amalgamation.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.

Holders Resident in Canada

This part of the summary is applicable only to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Holder”).

Certain Resident Holders whose Preferred Shares might not otherwise constitute capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years be deemed to be capital property. Resident Holders contemplating such an election should first consult their own tax advisors.

No Capital Gain or Capital Loss on Amalgamation

A Resident Holder (other than a Resident Dissenting Holder) will realize no capital gain (or capital loss) when such holder disposes of Preferred Shares of a particular series for BCE Preferred Shares of a particular series pursuant to the Amalgamation. A Resident Holder will be deemed to have disposed of the Preferred Shares of such series for proceeds of disposition equal to the aggregate adjusted cost base to it of such shares immediately before the disposition. Such Resident Holder will be deemed to have acquired the BCE Preferred Shares of such series at an aggregate cost equal to such proceeds of disposition.

If the Resident Holder separately owns other BCE Preferred Shares of such series as capital property at the time of the Amalgamation, the adjusted cost base to the Resident Holder of all BCE Preferred Shares of such series owned by it as capital property immediately after the Amalgamation will be determined by averaging the cost of the BCE Preferred Shares of such series acquired pursuant to the Amalgamation with the adjusted cost base of those other BCE Preferred Shares.

Resident Dissenting Holders

Pursuant to the CRA’s current administrative practices, a Resident Dissenting Holder generally will be considered to have disposed of its Preferred Shares in exchange for proceeds of disposition equal to the amount paid by Amalco for such shares, less the amount of any interest awarded by the court. A Resident Dissenting Holder will realize a capital gain (or capital loss) in the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Resident Dissenting Holder’s adjusted cost base of such shares. Such capital gain (or capital loss) generally will be subject to the tax treatment described below under the heading “– Taxation of Capital Gains and Capital Losses”. Any interest awarded by a court to a Resident Dissenting Holder will be included in such holder’s income.

Dividends on BCE Preferred Shares and BCE Converted Preferred Shares

Dividends on BCE Preferred Shares or BCE Converted Preferred Shares will be included in the recipient’s income for the purposes of the Tax Act. Such dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by BCE at or prior to the time the dividend is paid, such dividend will be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend.

In the case of a Resident Holder of BCE Preferred Shares or BCE Converted Preferred Shares that is a corporation, dividends received on such shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received and will generally be deductible in computing the corporation’s taxable income.

BCE Preferred Shares and BCE Converted Preferred Shares will be “taxable preferred shares” as defined in the Tax Act. The terms of the BCE Preferred Shares and BCE Converted Preferred Shares require BCE to make the necessary election under Part VI.1 of the Tax Act so that corporate Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on BCE Preferred Shares and BCE Converted Preferred Shares.

Disposition of BCE Preferred Shares and BCE Converted Preferred Shares

A disposition or deemed disposition of a BCE Preferred Share or a BCE Converted Preferred Share by a Resident Holder (other than a disposition to BCE in circumstances other than a purchase by BCE in the open market in the manner in which shares are normally purchased by a member of the public in the open market) will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such share immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see “– Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

Redemption of BCE Preferred Shares and BCE Converted Preferred Shares

If BCE redeems or otherwise acquires BCE Preferred Shares or BCE Converted Preferred Shares (other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market), the Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by BCE in excess of the paid-up capital (as determined for purposes of the Tax Act) of such shares at such time. Generally, the difference between the amount paid by BCE and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. For a description of the tax treatment of capital gains and capital losses, see “– Taxation of Capital Gains and Capital Losses” above. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the deemed dividend may be treated as proceeds of disposition and not a dividend. Having regard to the circumstances of the Amalgamation, the paid-up capital of the BCE Preferred Shares or the BCE Converted Preferred Shares of a particular series may be less than the applicable redemption amount of such shares. In such case, the deemed dividend described above may be increased.

Conversion of BCE Preferred Shares and BCE Converted Preferred Shares

The conversion of a BCE Preferred Share into a BCE Converted Preferred Share or a BCE Converted Preferred Share into a BCE Preferred Share will be deemed not to be a disposition of property and accordingly will not give rise to any capital gain or capital loss. The cost to a Resident Holder of a BCE Converted Preferred Share or a BCE Preferred Share, as the case may be, received on the conversion will be deemed to be equal to the Resident Holder’s adjusted cost base of the converted BCE Preferred Share or BCE Converted Preferred Share, as the case may be, immediately before the conversion.

Additional Refundable Tax and Alternative Minimum Tax

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received to the extent that such dividends are deductible in computing taxable income.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains, interest and certain dividends. Dividends and capital gains realized by a Resident Holder who is an individual or a trust, other than certain specified trusts, will be taken into account in determining liability for alternative minimum tax under the Tax Act.

Eligibility for Investment

The BCE Preferred Shares and the BCE Converted Preferred Shares, provided they are listed on a designated stock exchange (which currently includes the TSX), if issued on the date of this Circular, would be qualified investments under the Tax Act for a trust governed by a Deferred Income Plan.

Notwithstanding that the BCE Preferred Shares and the BCE Converted Preferred Shares may be qualified investments, the holder of a TFSA or the annuitant under an RRSP or RRIF will be subject to a penalty tax in respect of the BCE Preferred Shares and the BCE Converted Preferred Shares and other tax consequences may result if the BCE Preferred Shares and the BCE Converted Preferred Shares are a “prohibited investment” (as defined in the Tax Act) for the TFSA, RRSP or RRIF, as the case may be. The BCE Preferred Shares and the BCE Converted Preferred Shares will generally be a “prohibited investment” if the holder or the annuitant, as the case may be, does not deal at arm’s length with BCE for purposes of the Tax Act or the holder or the annuitant, as the case may be, has a “significant interest” (as defined in the Tax Act) in BCE. In addition, BCE Preferred Shares and BCE Converted Preferred Shares will not be a prohibited investment for a TFSA, RRSP or RRIF if such shares are “excluded property” (as defined in the Tax Act) for such TFSA, RRSP or RRIF. Resident Holders are urged to consult their own tax advisors in this regard.

Holders Not Resident in Canada

This part of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Preferred Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere. Relief under an applicable income tax treaty or convention may not be available for a Non-Resident Holder that is subject to the proposed “treaty-shopping” rule contained in the 2014 Canadian federal budget released February 11, 2014. On August 29, 2014, the Canadian government announced that it would postpone implementation of this proposal pending recommendations from The Organization for Economic Co-operation and Development. Such Non-Resident Holders are urged to consult their own tax advisors.

No Capital Gain or Capital Loss on Amalgamation

The tax treatment to a Non-Resident Holder (other than a Non-Resident Dissenting Holder) generally will be the same as described above under the heading “Holders Resident in Canada – No Capital Gain or Capital Loss on Amalgamation”.

Non-Resident Dissenting Holders

Pursuant to the CRA’s current administrative practices, a Non-Resident Dissenting Holder generally will be considered to have disposed of such holder’s Preferred Shares in exchange for proceeds of disposition equal to the amount paid by Amalco for such shares, less the amount of any interest awarded by the court. A Non-Resident Dissenting Holder will realize a capital gain (or capital loss) in the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Non-Resident Dissenting Holder’s adjusted cost base of such shares. A Non-Resident Dissenting Holder who realizes such a capital gain will not be subject to tax under the Tax Act in respect of such capital gain unless such shares constitute “taxable Canadian property” other than “treaty-protected property” (each as defined in the Tax Act). The circumstances in which Preferred Shares may constitute taxable Canadian property generally will be the same as described below under the heading “Holders Not Resident in Canada – Disposition of BCE Preferred Shares and BCE Converted Preferred Shares”. If Preferred Shares constitute “taxable Canadian property” but not “treaty-protected property” to a particular Non-Resident Dissenting Holder, then the tax consequences as described above under the heading “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply to capital gains and capital losses realized in respect of such shares. Any interest awarded by a court to a Non-Resident Dissenting Holder will not be subject to Canadian withholding tax.

Dividends on BCE Preferred Shares and BCE Converted Preferred Shares

Any dividends paid in respect of BCE Preferred Shares or BCE Converted Preferred Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction pursuant to an applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”), where dividends are paid to or derived by a Non-Resident Holder who is a U.S. resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Disposition of BCE Preferred Shares and BCE Converted Preferred Shares

A Non-Resident Holder who holds BCE Preferred Shares or BCE Converted Preferred Shares that are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of such shares (other than generally to BCE).

Generally, a BCE Preferred Share or BCE Converted Preferred Share will not be “taxable Canadian property” of a Non-Resident Holder at a particular time provided that such share is listed on a designated stock exchange (which includes the TSX) at that time, unless at any time during the 60-month period immediately preceding the particular time (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, a partnership in which the Non-Resident Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of BCE, and (b) more than 50% of the fair market value of the such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, BCE Preferred Shares and BCE Converted Preferred Shares may otherwise, in certain circumstances (including if the Preferred Shares are taxable Canadian property), be deemed to be taxable Canadian property to the Non-Resident Holder for the purposes of the Tax Act. Non-Resident Holders whose BCE Preferred Shares or BCE Converted Preferred Shares may constitute taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

Even if the BCE Preferred Shares or BCE Converted Preferred Shares are considered to be “taxable Canadian property” to a Non-Resident Holder, a taxable capital gain resulting from the disposition of such shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if such shares constitute “treaty-protected property”. BCE Preferred Shares or BCE Converted Preferred Shares owned by a Non-Resident Holder will generally be “treaty-protected property” if the gain from the disposition of such shares would, because of an applicable income tax treaty or convention, be exempt from tax under Part I of the Tax Act. Non-Resident Holders who hold BCE Preferred Shares or BCE Converted Preferred Shares that are or may be “taxable Canadian property” are urged to consult their own advisors as to the Canadian income tax consequences of disposing such shares.

In the event that BCE Preferred Shares or BCE Converted Preferred Shares are considered to be taxable Canadian property but not “treaty-protected property” to a particular Non-Resident Holder, the tax consequences as described above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply. A Non-Resident Holder who disposes of taxable Canadian property is urged to consult his, her or its own tax advisors regarding any resulting Canadian reporting requirements.

Redemption of BCE Preferred Shares and BCE Converted Preferred Shares

If BCE redeems or otherwise acquires BCE Preferred Shares or BCE Converted Preferred Shares of a Non-Resident Holder (other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market), the tax treatment will generally be the same as described above under “Holders Resident in Canada – Redemption of BCE Preferred Shares and BCE Converted Preferred Shares”, except that the resulting deemed dividend, if any, will be subject to the same tax treatment as described above under “Holders Not Resident in Canada – Dividends on BCE Preferred Shares and BCE Converted Preferred Shares”, and the resulting capital gain or loss, if any, will be subject to the same tax treatment as described above under “Holders Not Resident in Canada – Disposition of BCE Preferred Shares and BCE Converted Preferred Shares”.

Conversion of BCE Preferred Shares and BCE Converted Preferred Shares

The conversion of a BCE Preferred Share into a BCE Converted Preferred Share or a BCE Converted Preferred Share into a BCE Preferred Share on the exercise of a conversion privilege by a Non-Resident Holder will generally be subject to the same tax treatment as described above under “Holders Resident in Canada – Conversion of BCE Preferred Shares and BCE Converted Preferred Shares”. On such conversion, any BCE Converted Preferred Shares or BCE Preferred Shares acquired by a Non-Resident Holder in exchange for BCE Preferred Shares or BCE Converted Preferred Shares, as the case may be, that constituted taxable Canadian property to such Non-Resident Holder may be deemed to be taxable Canadian property to such Non-Resident Holder.

BCE DOCUMENTS INCORPORATED BY REFERENCE

The following documents of BCE, filed with the various provincial Securities Regulatory Authorities in Canada, are specifically incorporated by reference in, and form an integral part of, this Circular:

(a)	the annual information form dated March 6, 2014 for the year ended December 31, 2013;

(b)	the audited consolidated financial statements for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof;

(c)	management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2013;

(d)	the notice of annual general shareholder meeting and management proxy circular dated March 6, 2014 in respect of the annual and general meeting of shareholders of BCE held on May 6, 2014;

(e)	the unaudited consolidated interim financial statements for the three months ended March 31, 2014 and 2013 and notes related thereto;

(f)	management’s discussion and analysis of results of operations and financial condition for the three months ended March 31, 2014 and 2013;

(g)	the unaudited consolidated interim financial statements for the six months ended June 30, 2014 and 2013 and notes related thereto;

(h)	management’s discussion and analysis of results of operations and financial condition for the six months ended June 30, 2014 and 2013; and

(i)	the Offer Circular.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

All documents of the type referred to above (excluding confidential material change reports) and any other financial information or business acquisition reports subsequently filed by BCE with any securities commission or similar regulatory authority in Canada or the United States on or after the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference into this Circular.

Information has been incorporated by reference in this Circular from documents filed with the Securities Regulatory Authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from BCE’s Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 8th floor, Verdun, Québec, Canada, H3E 3B3 or by telephone: 1-514-786-8424, and are also available electronically on SEDAR at www.sedar.com.

RISK FACTORS

In assessing the Amalgamation, Shareholders should carefully consider the risks described in the Offer Circular together with the other information contained in, or incorporated by reference in this Circular. Additional risks and uncertainties not presently known by either Prefco or BCE that it currently believes are not material may also materially and adversely impact the successful completion of the Amalgamation or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of Prefco, BCE or Amalco. In particular, the Amalgamation is subject to certain risks including the following:

The BCE Preferred Shares issued in connection with the Amalgamation may have a market price different than expected.

The exchange ratio will not be adjusted to reflect any changes in the market price of BCE Preferred Shares. As a result, the market prices of BCE Preferred Shares and the Preferred Shares at the Effective Time may vary significantly from the market prices at the dates referenced in this Circular. If the market price of BCE Preferred Shares declines, the value of the consideration received by the Shareholders who receive BCE Preferred Shares pursuant to the Amalgamation will decline as well. Variations in the market price of BCE Preferred Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of BCE, general market and economic conditions and other factors over which BCE has no control.

The Amalgamation Agreement may be terminated by Prefco or BCE in certain circumstances, in which case the market price for the Preferred Shares may be adversely affected.

Each of Prefco and BCE has the right to terminate the Amalgamation Agreement in certain circumstances. Accordingly, there is no certainty, nor can Prefco provide any assurance, that the Amalgamation Agreement will not be terminated by either Prefco or BCE before the completion of the Amalgamation. In addition, the completion of the Amalgamation is subject to a number of conditions precedent, certain of which are outside the control of Prefco or BCE. There is no certainty, nor can Prefco provide any assurance, that these conditions will be satisfied. If for any reason the Amalgamation is not completed, the market price of the Preferred Shares may be adversely affected.

COMMITMENTS TO ACQUIRE SECURITIES OF PREFCO

Other than as disclosed elsewhere in this Circular, none of Prefco, nor any of the directors or senior officers of Prefco nor, to the knowledge of such directors or senior officers, after reasonable enquiry, any associate or affiliate of an insider of Prefco, associate or affiliate of Prefco, an insider of Prefco (other than a director or senior officer of Prefco), or person acting jointly or in concert with Prefco, has entered into any commitment, agreement or understanding to acquire any securities of Prefco or any commitment, agreement or understanding with respect to the voting of Preferred Shares in connection with the Amalgamation.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS; OTHER BENEFITS TO INSIDERS, AFFILIATES AND ASSOCIATES

There are no agreements, commitments or understandings made or, to the knowledge of the directors and seniors officers of Prefco, proposed to be made between BCE and any security holder of Prefco relating to the Amalgamation.

Other than as disclosed elsewhere in this Circular, none of the directors or senior officers of Prefco, nor, to the knowledge of such directors or senior officers, after reasonable enquiry, any associate or affiliate of an insider of Prefco, associate or affiliate of Prefco (other than a director or senior officer of Prefco), or person acting jointly or in concert with Prefco, will receive any direct or indirect benefit from voting for or against the Amalgamation, other than the consideration available to any Shareholder who participates in the Amalgamation.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed below, to the knowledge of the directors and senior officers of Prefco, neither BCE nor any individual who has been a director or executive officer of Prefco at any time since the beginning of Prefco’s most recently completed financial year, nor any associate or affiliate of any one of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as disclosed in this Circular.

The Amalgamation will result in Amalco becoming a wholly-owned subsidiary of BCE. Certain directors and officers of Prefco are also directors, officers or employees of, or otherwise have links to, one or both of BCE or Newco, and therefore could be considered as having an interest in the completion of the Amalgamation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Circular, no director or executive officer of Prefco, no director or executive officer of a person or company that is itself an “informed person” or subsidiary of Prefco, no person or company who beneficially owns, directly or indirectly, voting securities of Prefco or who exercises control or direction over voting securities of Prefco or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Prefco, and no associate or affiliate of any such persons, has any material interest, direct or indirect, in any transaction since the commencement of Prefco’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Prefco or any of its subsidiaries.

AUDITOR, TRANSFER AGENT AND DEPOSITARY

The auditor of Prefco is Deloitte LLP, Independent Registered Public Accounting Firm, Toronto, Ontario. The transfer agent and depositary of Prefco is CST Trust Company.

LEGAL MATTERS

As at the date of this Circular, the partners and associates of Goodmans LLP beneficially own, directly or indirectly, less than 1% of the securities of each of BCE, Prefco and their respective associates and affiliates.

EXPERTS

The audited consolidated financial statements of BCE for the years ended December 31, 2013 and 2012 incorporated by reference in this Circular have been audited by Deloitte LLP, independent registered public accounting firm, as stated in its report in respect thereof dated March 6, 2014 which is incorporated by reference in this Circular. Such audited consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements for the years ended December 31, 2013 and 2012 and Bell Aliant GP’s audited consolidated financial statements for the years ended December 31, 2013 and 2012, and the management’s discussion and analysis related to such financial statements, as well as in the Company’s unaudited condensed interim financial statements for the three and six month periods ended June 30, 2014 and Bell Aliant GP’s unaudited condensed consolidated interim financial statements for the three and six month periods ended June 30, 2014, and the management’s discussion and analysis related to such financial statements. Copies of these documents and additional information relating to Prefco are available on SEDAR at www.sedar.com. Shareholders may also contact the Corporate Secretary of Prefco at 7 South Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5 to request copies of such financial statements and management’s discussion and analysis at no charge.

DIRECTORS’ APPROVAL

The directors of Prefco have approved the contents of this Circular and its sending to the Shareholders.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED October 3, 2014.

(signed) “Mirko Bibic”
Chairman of the Board of Directors of Bell Aliant Preferred Equity Inc.

CONSENT OF GOODMANS LLP

TO:    The Directors of Bell Aliant Preferred Equity Inc. (“Prefco”)

We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations”, in the management information circular of Prefco dated October 3, 2014 made by Prefco to the holders of certain series of preferred shares of Prefco.

Toronto, Canada	(signed) GOODMANS LLP
October 3, 2014	GOODMANS LLP

APPENDIX A

AMALGAMATION RESOLUTION OF THE PREFERRED SHAREHOLDERS OF PREFCO

IT IS RESOLVED THAT:

1.	The amalgamation (the “Amalgamation”) of Bell Aliant Preferred Equity Inc. (“Prefco”) and 9034749 Canada Limited (“Newco”) substantially upon the terms and conditions set forth in the form of amalgamation agreement (the “Amalgamation Agreement”) between Prefco, Newco and BCE attached as Appendix B to the management information circular of Prefco dated October 3, 2014 is hereby approved.

2.	The Amalgamation Agreement, as it may be amended in accordance with its terms, is hereby approved.

3.	The actions of the board of directors of Prefco in connection with the Amalgamation are hereby approved.

4.	Any one or more officers and directors of Prefco is hereby authorized and directed for and on behalf of Prefco to execute and deliver articles of amalgamation to the Director under the Canada Business Corporations Act and to execute and deliver for and in the name of and on behalf of Prefco, whether under corporate seal or not, all such other certificates, instruments, agreements, documents and notices, and to take all such further actions that such person may determine to be necessary or appropriate to carry out the purposes and intent of the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery of such certificate, instrument, agreement, document or notice and taking of such action.

5.	The board of directors of Prefco is hereby authorized to revoke this resolution at any time prior to the Amalgamation becoming effective without further approval of the Shareholders of Prefco and to determine not to proceed with the Amalgamation.

A-1

APPENDIX B

AMALGAMATION AGREEMENT

THIS AGREEMENT is made as of the 3rd day of October, 2014.

B E T W E E N:

BELL ALIANT PREFERRED EQUITY INC., a corporation existing under the laws of Canada,

(“Prefco”)

- and -

9034749 CANADA LIMITED, a corporation existing under the laws of Canada,

(“Newco”)

- and -

BCE INC., a corporation existing under the laws of Canada,

(“BCE”)

RECITALS:

A.	The authorized capital of Prefco consists of: (a) 11,500,000 Cumulative 5-Year Rate Reset Preferred Shares, Series A (the “Prefco Series A Shares”), 11,500,000 Cumulative Floating Rate Preferred Shares, Series B (the “Prefco Series B Shares”), 4,600,000 Cumulative 5-Year Rate Reset Preferred Shares, Series C (the “Prefco Series C Shares”), 4,600,000 Cumulative Floating Rate Preferred Shares, Series D (the “Prefco Series D Shares”), 9,200,000 Cumulative 5-Year Rate Reset Preferred Shares, Series E (the “Prefco Series E Shares”) and 9,200,000 Cumulative Floating Rate Preferred Shares, Series F (the “Prefco Series F Shares”), of which as of the date hereof there are (i) 11,500,000 Prefco Series A Shares issued and outstanding, of which 8,373,035 are held by BCE, (ii) 4,600,000 Prefco Series C Shares issued and outstanding, of which 3,403,912 are held by BCE, (iii) 9,200,000 Prefco Series E Shares issued and outstanding, of which 6,611,910 are held by BCE, and (iv) no Prefco Series B Shares, Prefco Series D Shares or Prefco Series F Shares issued and outstanding; and (b) an unlimited number of common shares (the “Prefco Common Shares”), of which as of the date hereof there are 227,768,734 issued and outstanding, all of which are held by Bell Aliant Regional Communications Inc., a corporation existing under the laws of Canada (“Bell Aliant GP”);

B.	The authorized capital of Newco consists of an unlimited number of common shares (the “Newco Shares”), of which as of the date hereof there is one Newco Share issued and outstanding, which is held by BCE;

C.	As of the Effective Date (as defined below), Newco will own all of the Prefco Preferred Shares previously owned by BCE;

D.	Prior to the Effective Date, BCE intends to acquire all of the outstanding Bell Aliant Common Shares by way of a compulsory acquisition under Part XVII of the Act; and

E.	Prefco and Newco have agreed to amalgamate and continue as one corporation on the terms contained in this Agreement.

In consideration of the foregoing and the mutual agreements contained in this Agreement and for other good and valuable consideration (the receipt and adequacy of which are acknowledged), the parties agree as follows:

1.	Definitions.

(1)	In this Agreement the following words, terms and expressions shall have the following meanings (and grammatical variations thereof shall have corresponding meanings):

“Act” means the Canada Business Corporations Act;

“Agreement” means this amalgamation agreement, and includes any schedules attached hereto;

“Amalco” means the corporation continuing from the Amalgamation;

“Amalco Common Shares” means the common shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A;

“Amalgamating Corporations” means Prefco and Newco;

“Amalgamation” means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

“BCE” means BCE Inc., a corporation existing under the Act;

“BCE Amount” means 1,000,000 minus the Bell Aliant GP Amount;

“BCE Common Shares” means the common shares in the capital of BCE;

“BCE Preferred Shares” means, collectively, the BCE Series AM Preferred Shares, the BCE Series AO Preferred Shares and the BCE Series AQ Preferred Shares;

“BCE Series AM Preferred Shares” means the cumulative redeemable first preferred shares, series AM, in the capital of BCE;

“BCE Series AO Preferred Shares” means the cumulative redeemable first preferred shares, series AO, in the capital of BCE;

“BCE Series AQ Preferred Shares” means the cumulative redeemable first preferred shares, series AQ, in the capital of BCE;

“Bell Aliant” has the meaning attributed thereto in the Recitals;

“Bell Aliant Common Shares” means the common shares in the capital of Bell Aliant;

“Bell Aliant GP” has the meaning attributed thereto in the Recitals;

“Bell Aliant GP Amount” means the amount determined by the formula A x B/C, where:

A= 1,000,000;

B = the fair market value (as estimated by BCE, acting reasonably) of all of the issued and outstanding Prefco Common Shares held by Bell Aliant GP immediately prior to the Effective Time; and

C = the fair market value (as estimated by BCE, acting reasonably) of all of the shares in the capital of Prefco issued and outstanding immediately prior to the Effective Time;

“Bell Canada” means Bell Canada, a corporation existing under the Act;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Toronto, Ontario, Montreal, Québec or Halifax, Nova Scotia;

“Circular” means the management information circular to be sent to Shareholders in connection with the Meeting;

“Depositary” means CST Trust Company;

“Dissenting Shareholder” means an owner of Prefco Preferred Shares, as reflected on the register of Prefco, who in connection with the special resolution of the Shareholders that approves this Agreement, has exercised the right to dissent pursuant to Section 190 of the Act in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his, her or its Prefco Preferred Shares and who has not withdrawn the notice of the exercise of such right as permitted by Section 190 of the Act;

“Effective Date” means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation;

“Effective Time” means 12:01 a.m. (Eastern time) on the Effective Date;

“fair value” where used in relation to a Prefco Preferred Share held by a Dissenting Shareholder, means fair value as determined in accordance with Section 190 of the Act as of the close of business on the day before the Meeting, either by a court or by agreement between Prefco or Amalco and a Dissenting Shareholder;

“Letter of Transmittal” means the letter of transmittal that accompanies the Circular;

“Meeting” means the special meeting of Shareholders to approve the Amalgamation to be held on October 31, 2014 at 9:30 a.m. (Atlantic time), and any adjournments or postponements thereof;

“Newco” means 9034749 Canada Limited, a corporation existing under the Act;

“Newco Shares” has the meaning attributed thereto in the Recitals;

“Paid-up Capital” means “paid-up capital” as defined in the Tax Act;

“Prefco” means Bell Aliant Preferred Equity Inc., a corporation existing under the laws of Canada;

“Prefco Common Shares” means the common shares in the capital of Prefco;

“Prefco Preferred Shares” means, collectively, the Prefco Series A Shares, the Prefco Series C Shares and the Prefco Series E Shares;

“Prefco Series A Shares” has the meaning attributed thereto in the Recitals;

“Prefco Series B Shares” has the meaning attributed thereto in the Recitals;

“Prefco Series C Shares” has the meaning attributed thereto in the Recitals;

“Prefco Series D Shares” has the meaning attributed thereto in the Recitals;

“Prefco Series E Shares” has the meaning attributed thereto in the Recitals;

“Prefco Series F Shares” has the meaning attributed thereto in the Recitals;

“Shareholder” means an owner of Prefco Preferred Shares; and

“Tax Act” means the Income Tax Act (Canada).

(2)	Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.

2.	Amalgamation.

The Amalgamating Corporations agree to amalgamate at the Effective Time under the provisions of the Act and to continue as one corporation upon the terms and subject to the conditions contained in this Agreement.

3.	Name of Corporation.

The name of Amalco shall be “Bell Aliant Preferred Equity Inc.”.

4.	Registered Office.

The place and address of the registered office of Amalco shall be 7 South, Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia B3J 3K5.

5.	Business and Powers.

There shall be no restrictions on the business that Amalco may carry on or on the powers that Amalco may exercise.

6.	Authorized Share Capital.

Amalco is authorized to issue an unlimited number of Amalco Common Shares. The rights, privileges, restrictions and conditions attaching to each authorized class of shares of Amalco shall be as provided in Schedule A to this Agreement.

7.	Number of Directors and First Directors.

(1)	The number of directors of Amalco shall be a minimum of one and a maximum of 10, until changed in accordance with the Act. Until changed by special resolution of Amalco, or by the directors of Amalco if authorized by special resolution of Amalco, the number of directors of Amalco shall be 5. The directors may, between annual meetings, appoint one or more additional directors of Amalco to serve until the next annual meeting, provided that the number of additional directors shall be within the maximum and minimum number of directors as set out above and in the articles of Amalco, as amended from time to time, and the maximum number permitted under the Act.

(2)	The first directors of Amalco shall be the following:

Name	Municipality of Residence	Address	Resident Canadian
Thomas C. O’Neill	Toronto, Ontario	1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, H3E 3B3	Yes
David F. Denison	Toronto, Ontario	1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, H3E 3B3	Yes
Paul R. Weiss	Toronto, Ontario	1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, H3E 3B3	Yes
Mirko Bibic	Ottawa, Ontario	160 Elgin Street, 19th Floor, Ottawa, Ontario, K2P 2C4	Yes
Michel Lalande	Montreal, Québec	1 Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun, Québec, H3E 3B3	Yes

(3)	The first directors named above shall hold office until the earliest of the close of the first annual meeting of shareholders of Amalco, their resignation or removal and the date on which their successors are elected or appointed.

8.	By-laws.

The by-laws of Prefco shall be the by-laws of Amalco.

9.	Amalgamation.

On the Effective Date:

(a)	each issued and outstanding Prefco Series A Share held by a Shareholder (other than those held by Dissenting Shareholders and by Newco) shall automatically be exchanged for one BCE Series AM Preferred Share;

(b)	each issued and outstanding Prefco Series C Share held by a Shareholder (other than those held by Dissenting Shareholders and by Newco) shall automatically be exchanged for one BCE Series AO Preferred Share;

(c)	each issued and outstanding Prefco Series E Share held by a Shareholder (other than those held by Dissenting Shareholders and by Newco) shall automatically be exchanged for one BCE Series AQ Preferred Share;

(d)	all of the issued and outstanding Newco Shares held by BCE shall be converted into the BCE Amount of Amalco Common Shares;

(e)	all of the issued and outstanding Prefco Common Shares held by Bell Aliant GP shall be converted into the Bell Aliant GP Amount of Amalco Common Shares;

(f)	each issued and outstanding Prefco Preferred Share held by Newco shall be cancelled without any repayment of capital in respect thereof; and

(g)	subject to Section 21, each Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value in respect of Prefco Preferred Shares held by such Dissenting Shareholder in accordance with the Act.

A Shareholder who wishes to exchange its Prefco Preferred Shares in accordance with this Section 9 must deliver to the Depositary, not later than 8:30 a.m. (Eastern time) on the date which is two Business Days before the date of the Meeting, the duly and validly completed Letter of Transmittal, together with the certificate(s) representing the Prefco Preferred Shares for which such holder is making the exchange.

10.	Stated Capital.

There shall be added to the stated capital accounts maintained by Amalco, for the Amalco Common Shares, an amount equal to the sum of: (i) the aggregate Paid-up Capital attributable to the Prefco Preferred Shares held by the Shareholders (other than those held by Dissenting Shareholders and by Newco); (ii) the aggregate Paid-up Capital attributable to Newco Shares held by BCE immediately before the Effective Time; and (iii) the aggregate Paid-up Capital attributable to the Prefco Common Shares held by Bell Aliant GP.

11.	Delivery of Amalgamation Consideration.

(a)	As of the Effective Time, the name of each registered Shareholder shall be removed from the securities register of Prefco, and until validly surrendered, the share certificate(s) that, immediately before the Effective Time, represented Prefco Preferred Shares held by:

(A)	Shareholders (other than Dissenting Shareholders) will represent only the right to receive, upon surrender thereof, without interest, the applicable BCE Preferred Shares to which such holder is entitled in accordance with the terms hereof; and

(B)	Dissenting Shareholders will represent only the right to be paid the consideration provided for in Section 21 hereof, subject to the Act.

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented Prefco Preferred Shares, together with the duly completed Letter of Transmittal and with such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor the applicable BCE Preferred Shares to which such holder is entitled in accordance with the terms hereof, and the certificate so surrendered shall forthwith be cancelled.

(c)	On or prior to the Effective Date, BCE will deliver to the Depositary the aggregate number of BCE Preferred Shares to be issued in accordance with Section 9.

(d)	BCE and Amalco shall cause the Depositary, as soon as practicable, and in any event within three days following the later of the Effective Date and the date of deposit with the Depositary of the documentation as provided in paragraph (e) of this Section 11, to deliver the applicable BCE Preferred Shares to be issued to the former holders of Prefco Preferred Shares in accordance with the provisions hereof (net of any amounts required to be withheld pursuant to Section 13 hereof).

(e)

If any Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Prefco Preferred Shares (or an affidavit of loss and bond or other indemnity pursuant to

Section 12 hereof), together with such other documents or instruments required for such holder to receive the applicable consideration for the Prefco Preferred Shares on or before the sixth anniversary of the Effective Date, such holder shall be deemed to have donated and forfeited to Amalco on such sixth anniversary any consideration (together with any dividends and distributions with respect thereto, but net of amounts required to be withheld pursuant to Section 13 hereof) held by the Depositary for such holder.

12.	Lost Share Certificates.

In the event any certificate which immediately prior to the Effective Time represented Prefco Preferred Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the consideration to be issued to such person in accordance with such Shareholder’s Letter of Transmittal. When authorizing such consideration, the person to whom such consideration is to be issued shall as a condition precedent to the issuance of such consideration, give a bond satisfactory to Amalco, BCE and the Depositary (acting reasonably) in such sum as BCE may direct, or otherwise indemnify Amalco and BCE in a manner satisfactory to Amalco and BCE, acting reasonably, against any claim that may be made against BCE or Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

13.	Withholding Rights.

Amalco, BCE and/or the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder, pursuant to the Amalgamation or in connection with any related transaction, such amounts as BCE or the Depositary is required or entitled to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the country where the holder is resident. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority.

14.	Effect of Amalgamation.

As of the Effective Time:

(a)	the amalgamation of the Amalgamating Corporations and their continuance as one corporation becomes effective;

(b)	the property of each of the Amalgamating Corporations (other than the Prefco Preferred Shares held by Newco) continues to be the property of Amalco;

(c)	Amalco continues to be liable for the obligations of each of the Amalgamating Corporations;

(d)	an existing cause of action, claim or liability to prosecution pending by or against an Amalgamating Corporation is unaffected;

(e)	a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may continue to be prosecuted by or against Amalco;

(f)	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco; and

(g)	the articles of amalgamation are deemed to be the articles of incorporation of Amalco, and the certificate of amalgamation is deemed to be the certificate of incorporation of Amalco.

15.	Representations and Warranties of Prefco.

Prefco represents and warrants to BCE and Newco that:

(a)	Due Incorporation. Prefco is validly existing under the laws of the Act and has the corporate power and authority to own its properties and assets and to carry on its business as it is being conducted.

(b)	Authorization. The board of directors of Prefco has duly authorized the execution and delivery of this Agreement by Prefco.

(c)	Authority. Prefco has the corporate power and authority to enter into this Agreement.

(d)	No Breach. The execution of this Agreement does not, and the Amalgamation will not, result in a breach or violate any term or provision of the articles or the by-laws of Prefco or, subject to compliance with the trust indenture of Bell Aliant Regional Communications, Limited Partnership dated September 14, 2006, as supplemented, and the Second Amended and Restated Credit Agreement of Bell Aliant Regional Communications, Limited Partnership dated as of June 6, 2011, as amended, or any material agreement to which Prefco is a party and by which it is bound.

(e)	Share Capital. Prefco is authorized to issue an unlimited number of preferred shares issuable in series, of which, as of the date hereof, there are 11,500,000 Prefco Series A Shares, 4,600,000 Prefco Series C Shares, 9,200,000 Prefco Series E Shares, no Prefco Series B Shares, no Prefco Series D Shares and no Prefco Series F Shares issued and outstanding, and an unlimited number of Prefco Common Shares, of which, as of the date hereof, there are 227,768,734 issued and outstanding.

(f)	Solvency. As of the date of this Agreement, there are reasonable grounds for believing that: (i) Prefco is, and Amalco will be, able to pay its respective liabilities as they become due; (ii) the realizable value of Prefco’s assets is not, and the realizable value of Amalco’s assets will not be, less than the aggregate of its respective liabilities and stated capital of all classes; and (iii) no creditor of Prefco will be prejudiced by the Amalgamation.

16.	Representations and Warranties of Newco and BCE.

Each of Newco and BCE represents and warrants to Prefco that:

(a)	Due Incorporation. Each of Newco and BCE is validly existing under the Act.

(b)	Status of Newco. Except as contemplated in this Agreement, Newco has not carried on any business up to and including the date of this Agreement.

(c)	Authorization. The board of directors of each of Newco and BCE has duly authorized the execution and delivery of this Agreement by Newco and BCE, respectively.

(d)	Authority. Each of Newco and BCE has the corporate power and authority to enter into this Agreement.

(e)	No Breach. The execution of this Agreement does not, and the Amalgamation will not, result in a breach or violate any term or provision of the articles or the by-laws of Newco or BCE, as applicable, or of any material agreement to which Newco or BCE is a party and by which it is bound.

(f)	Share Capital. Newco is authorized to issue an unlimited number of Newco Shares of which, as of the date hereof, one Newco Share is issued and outstanding. BCE is authorized to issue an unlimited number of BCE Common Shares, of which, as of the date hereof, there are 828,263,168 issued and outstanding, an unlimited number of non-voting class B shares, of which there are none issued and outstanding, an unlimited number of first preferred shares issuable in series, which include BCE Series AM Preferred Shares, BCE Series AO Preferred Shares and BCE Series AQ Preferred Shares, of which there are 8,373,035 BCE Series AM Preferred Shares, 3,403,912 BCE Series AO Preferred Shares and 6,611,910 BCE Series AQ Preferred Shares issued and outstanding, and an unlimited number of second preferred shares issuable in series, of which there are none issued and outstanding.

(g)	Delivery of BCE Preferred Shares. BCE will on or prior to the Effective Date deliver to the Depositary sufficient BCE Preferred Shares to be issued in accordance with Section 11 of this Agreement.

(h)	Newco Ownership. Newco will immediately before giving effect to the Amalgamation own all of the Prefco Preferred Shares previously held by BCE.

(i)	Reporting Issuer Status and Securities Laws Matters. BCE is a “reporting issuer” or equivalent in all provinces of Canada and is not on the list of reporting issuers in default (where such concept exists) in such jurisdictions.

(j)	Newco Indebtedness. Immediately prior to the Effective Time, Newco will not have any indebtedness or liabilities.

(k)	Listing. The BCE Preferred Shares to be issued in connection with the Amalgamation have been conditionally approved for listing on the Toronto Stock Exchange.

(l)	BCE Preferred Shares to be Validly Issued. The BCE Preferred Shares to be issued in connection with the Amalgamation will be duly allotted for issuance and will be validly issued as fully paid and non-assessable shares in the capital of BCE.

(m)	Solvency. As of the date of this Agreement, there are reasonable grounds for believing that: (i) Newco is, and Amalco will be, able to pay its respective liabilities as they become due; (ii) the realizable value of Newco’s assets is not, and the realizable value of Amalco’s assets will not be, less than the aggregate of its respective liabilities and stated capital of all classes; and (iii) no creditor of Newco will be prejudiced by the Amalgamation.

17.	Mutual Conditions Precedent.

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions any of which may be waived by the mutual consent of such parties without prejudice to their rights to rely on any other or others of such conditions:

(a)	this Agreement and the transactions contemplated hereby, including in particular the Amalgamation, shall have been approved by the shareholders of each of the Amalgamating Corporations in accordance with the provisions of the Act and any other applicable regulatory requirements;

(b)	all necessary governmental or regulatory approvals and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to Prefco and Newco or any applicable governmental or regulatory waiting period shall have expired or been terminated; and

(c)	no action, suit or proceeding shall have been threatened or taken before or by any court or tribunal and no law shall be proposed or enacted that would cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the Amalgamation.

18.	Conditions Precedent – Prefco.

The obligation of Prefco to consummate the Amalgamation is subject to the satisfaction, on or before the Effective Date, of the condition, which Prefco may waive without prejudice to its rights to rely on any other condition, that all representations and warranties of Newco and BCE in this Agreement qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects or shall not, if not true and correct in all material respects, have a material adverse effect on Newco and BCE, taken together, as of the date of this Agreement as if made on and as of such date (except to the extent that such representations and warranties are stated as of an earlier date which representations and warranties shall remain true and correct in all material respects or in all respects, as appropriate, as of that date).

19.	Conditions Precedent – Newco and BCE.

The obligations of Newco and BCE to consummate the Amalgamation are subject to the satisfaction, on or before the Effective Date, of the condition, which may be waived by the mutual consent of Newco and BCE without prejudice to their rights to rely on any other condition, that all representations and warranties of Prefco in this Agreement qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects or shall not, if not true and correct in all material respects, have a material adverse effect on Prefco, in each case as of the date of this Agreement as if made on and as of such date (except to the extent that such representations and warranties are stated as of an earlier date which representations and warranties shall remain true and correct in all material respects or in all respects, as appropriate, as of that date).

20.	Termination.

At any time before the Effective Date, this Agreement may be terminated by the directors of an Amalgamating Corporation, notwithstanding the approval of this Agreement by the shareholders of any or both of the Amalgamating Corporations.

21.	Dissenting Shareholders.

Prefco Preferred Shares that are registered in the name of a Dissenting Shareholder shall not be converted, and on the Effective Date a Dissenting Shareholder shall, subject to the Act, cease to have any rights as a Shareholder other than the right to be paid fair value of the Prefco Preferred Shares as determined in accordance with the Act; provided, however, that in the event that a Shareholder fails to perfect or effectively withdraws that Shareholder’s claim under Section 190 of the Act or forfeits that Shareholder’s right to make a claim under Section 190 of the Act or that Shareholder’s rights as a Shareholder are otherwise reinstated, each Prefco Preferred Share registered in the name of the Dissenting Shareholder shall thereupon be deemed to have been converted pursuant to Sections 9(a), 9(b) or 9(c), as the case may be, as of the Effective Time.

22.	Completion of the Amalgamation.

Upon the shareholders of each of the Amalgamating Corporations approving this Agreement as provided in Section 17(a) of this Agreement, subject to the other provisions of this Agreement, the Amalgamating Corporations shall, on or before the Effective Date, jointly file with the director under the Act articles of amalgamation and such other documents as may be required in order for the Amalgamation to become effective in accordance with the Act.

23.	Further Assurances.

Each of the Amalgamating Corporations shall execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this Agreement.

24.	Execution and Counterparts.

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile or in electronic form and all such counterparts and facsimiles or electronic copies shall together constitute one and the same agreement.

25.	Amendment.

This Agreement may at any time and from time to time, before or after the holding of the Meeting, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders, provided that no such amendment shall adversely affect the consideration to be received by Shareholders in exchange for their Prefco Preferred Shares without approval by the Shareholders, given in the same manner as required for the approval of the Amalgamation.

26.	Governing Law.

This Agreement shall be governed by and interpreted and enforced with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed this Agreement.

BELL ALIANT PREFERRED EQUITY INC.

By:
	Name:	Frederick P. Crooks, QC
	Title:	Executive Vice-President Corporate Services, Chief Legal Officer and Secretary

9034749 CANADA LIMITED

By:
	Name:	Michel Lalande
	Title:	Director

BCE INC.

By:
	Name:	Michel Lalande
	Title:	Senior Vice-President, General Counsel and Corporate Secretary

SCHEDULE A

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF AMALCO SHARE CAPITAL

The rights, privileges, restrictions and conditions attaching to the shares of Amalco shall be as follows:

A.	Amalco Common Shares

The Amalco Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Dividends

Subject to the rights of the holders of any class of shares of Amalco entitled to receive dividends in priority to or rateably with the holders of the Amalco Common Shares, the holders of the Amalco Common Shares shall be entitled to receive dividends equally, on a share for share basis, if, as and when declared by the Board of Directors of Amalco out of the assets of Amalco properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.

2.	Voting Rights

The holders of the Amalco Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Common Share held at such meetings, except a meeting of holders of a class or series of shares other than the Amalco Common Shares who are entitled to vote separately as a class or series at such meeting.

3.	Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding-up its affairs, the holders of the Amalco Common Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such distribution in priority to or rateably with the holders of the Amalco Common Shares, be entitled to share equally, on a share for share basis, in the distribution of property and assets of Amalco.

APPENDIX C

SUMMARY OF DISSENT PROVISIONS

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent (“Dissent Rights”) from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. Any Registered Shareholder who dissents from the Amalgamation Resolution in compliance with section 190 of the CBCA, will transfer their Preferred Shares to Amalco and will, in the event the Amalgamation becomes effective, have a debt claim against Amalco to be paid the fair value of the Preferred Shares held by such Dissenting Shareholder determined as of the close of business on the day before the day the Amalgamation Resolution is approved by Shareholders. Shareholders are cautioned that fair value could be determined to be less than the consideration under the Amalgamation.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that only a Registered Shareholder may exercise the Dissent Rights in respect of Preferred Shares that are registered in that Shareholder’s name.

In many cases, shares beneficially owned by a Non-Registered Shareholder are registered either: (a) in the name of an Intermediary, or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder may not be entitled to exercise its Dissent Rights directly. A Non-Registered Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its Preferred Shares and instruct the Intermediary to exercise the Dissent Rights on the Beneficial Holder’s behalf.

A Registered Shareholder who wishes to dissent must provide a notice of dissent (“Dissent Notice”) to Prefco (a) at the Meeting, or (b) if prior to the Meeting (i) at 7 South Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5 (Attention: Corporate Secretary) or (ii) by facsimile transmission to 902-420-3166 (Attention: Corporate Secretary). Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes for the Amalgamation Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted for the Amalgamation Resolution, being the Preferred Shares. The CBCA does not provide, and Prefco will not assume, that a proxy submitted instructing the proxyholder to vote against the Amalgamation Resolution, a vote against the Amalgamation Resolution or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote its Preferred Shares against the Amalgamation Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote for the Amalgamation Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Amalgamation Resolution, should be validly revoked in order to prevent the proxyholder from voting such Preferred Shares in favour of the Amalgamation Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Rights.

Prefco (or its successor) is required, within ten (10) days after Shareholders adopt the Amalgamation Resolution, to notify each Dissenting Shareholder that the Amalgamation Resolution has been adopted. Such notice is not required to be sent to any Shareholder who voted for the Amalgamation Resolution or who has withdrawn its Dissent Notice. A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must then, within twenty (20) days after receipt of notice that the Amalgamation Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within twenty (20) days after learning that the Amalgamation Resolution has been adopted, send to Prefco a written notice (a “Demand for Payment”) containing its name and address, the number of Preferred Shares in respect of which he or she dissents (the

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“Dissenting Preferred Shares”), and a demand for payment of the fair value of such Preferred Shares. Within thirty (30) days after sending the Demand for Payment, the Dissenting Shareholder must send to Prefco or the transfer agent certificates representing Preferred Shares in respect of which he or she dissents.

The transfer agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required or to send certificates representing Dissenting Preferred Shares has no right to make a claim under section 190 of the CBCA.

Under section 190 of the CBCA, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissenting Preferred Shares other than the right to be paid the fair value of the Dissenting Preferred Shares, unless (i) the Dissenting Shareholder withdraws its Dissent Notice before Prefco makes an Offer to Pay, or (ii) Prefco fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, in which case the Dissenting Shareholder’s rights as a Shareholder will be reinstated.

Prefco is required, not later than seven (7) days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment a written offer to pay (“Offer to Pay”) for its Dissenting Preferred Shares in an amount considered by the Board of Directors to be the fair value of the Preferred Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Prefco must pay for the Dissenting Preferred Shares of a Dissenting Shareholder within ten (10) days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Prefco does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.

If Prefco fails to make an Offer to Pay for a Dissenting Shareholder’s Preferred Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Prefco may, within fifty (50) days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Preferred Shares of the Dissenting Shareholder. If Prefco fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

If Prefco or a Dissenting Shareholder makes an application to court, Prefco will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholder who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Preferred Shares of all Dissenting Shareholders. The final order of a court will be rendered against Prefco in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Preferred Shares as fixed by the court.

The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment. Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Preferred Shares as determined under the applicable provisions of the CBCA will be more than or equal to the consideration under the Amalgamation. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Preferred Shares.

The foregoing is only a summary of the dissenting holder provisions of the CBCA which are technical and complex. A complete copy of section 190 of the CBCA is attached as Appendix D to this Circular. It is recommended that any Registered Shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA may prejudice its Dissent Rights.

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APPENDIX D

SECTION 190 – CBCA

Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Attachment D

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. Your broker or other financial advisor can assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

TO DEPOSIT PREFERRED SHARES OF

BELL ALIANT PREFERRED EQUITY INC.

USE THIS LETTER OF TRANSMITTAL

TO DEPOSIT PREFERRED SHARE CERTIFICATE(S)

This letter of transmittal (the “Letter of Transmittal”) or a manually executed facsimile copy thereof, properly completed and duly executed in accordance with the instructions set out herein, together with all other required documents, must accompany the certificates representing the Series A Preferred Shares, Series C Preferred Shares and Series E Preferred Shares (collectively, the “Preferred Shares”) of Bell Aliant Preferred Equity Inc. (“Prefco”) that are surrendered pursuant to the proposed amalgamation (the “Amalgamation”) of Prefco and 9034749 Canada Limited (“Newco”), a wholly-owned subsidiary of BCE Inc. (“BCE”), that is being submitted for approval at the special meeting of the holders (the “Shareholders”) of Preferred Shares to be held on October 31, 2014 at 9:30 a.m. (Atlantic Time) (the “Meeting”). Pursuant to the Amalgamation, Prefco and Newco will amalgamate and continue as one corporation (referred to herein as “Amalco”). The amalgamation agreement (the “Amalgamation Agreement”) is attached as Appendix B to the management information circular of Prefco dated October 3, 2014 (the “Circular”) which accompanies this Letter of Transmittal.

Under the terms of the Amalgamation, at the Effective Time, each Preferred Share (other than those held by Newco or Dissenting Shareholders) will automatically be exchanged as follows: (a) one BCE Series AM Preferred Share for each Series A Preferred Share; (b) one BCE Series AO Preferred Share for each Series C Preferred Share; and (c) one BCE Series AQ Preferred Share for each Series E Preferred Share.

In order to be effective, this Letter of Transmittal, properly completed and duly executed together with all other required documents, must accompany the certificates representing the Preferred Shares, and must be received by CST Trust Company (the “Depositary”) no later than 8:30 a.m. (Eastern time) on the date that is two Business Days prior to the Meeting, which will be October 29, 2014 unless the Meeting is adjourned or postponed (the “Election Deadline”) at one of the addresses shown on the last page of this Letter of Transmittal.

The Depositary or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for addresses and telephone numbers of the Depositary). Shareholders whose Preferred Shares are held beneficially and are registered in the name of a broker, investment dealer, bank, trust company, depositary or other Intermediary should contact that Intermediary as soon as possible for instructions and assistance in completing this Letter of Transmittal and in delivering their Preferred Shares.

It is anticipated that the Effective Date of the Amalgamation will be November 1, 2014, subject to all approvals having been obtained and all other conditions to the completion of the Amalgamation having been satisfied or waived. Completion of the Amalgamation is subject to the satisfaction or waiver of certain conditions. No delivery of any consideration under the Amalgamation will be made prior to the Effective Date.

Capitalized terms used in this Letter of Transmittal and not otherwise defined have the meanings given to such terms in the accompanying Circular, which is also available at www.sedar.com.

Any certificate which prior to the Effective Date represented issued and outstanding Preferred Shares which has not been surrendered, with all other instruments required by this Letter of Transmittal, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim or interest of any kind or nature against Amalco, BCE or the Depositary.

Delivery of this Letter of Transmittal and accompanying certificate(s) representing the Preferred Shares to the address of the Depositary other than as set forth below does not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below and, if you are a U.S. Person (as defined in

Instruction 8, “Important Tax Information for U.S. Shareholders”), you must also complete the Internal Revenue Service (“IRS”) Form W-9 attached hereto (see Instruction 8, “Important Tax Information for U.S. Shareholders”).

Shareholders should make reference to the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations” and are urged to consult their own tax advisors for more information regarding the potential tax consequences to them of the exchange of Preferred Shares pursuant to the Amalgamation.

2

TO:	BCE INC.

AND TO:   BELL ALIANT PREFERRED EQUITY INC.

AND TO:   CST TRUST COMPANY

In connection with the Amalgamation being considered for approval at the Meeting, the undersigned delivers to you the enclosed certificate(s) for Preferred Shares. The following are the details of the enclosed certificate(s):

Description of Preferred Share(s)

BOX 1 – The Preferred Share(s) Deposited

(if insufficient space, attach a list in the form below)

Certificate Number(s) (if available)	Name and Address of Registered Shareholder of Preferred Shares (please print)	Class of Preferred Shares (please check one)			Number of Preferred Shares Represented by Certificate	Number of Preferred Shares Deposited*
		Series A	Series C	Series E

*	Unless otherwise indicated, the total number of Preferred Shares evidenced by all certificates delivered will be deemed to have been deposited.

3

The undersigned acknowledges receipt of the Circular and acknowledges entering into a binding agreement between the undersigned and Amalco in accordance with the terms and conditions of the Circular and this Letter of Transmittal. The undersigned represents and warrants that (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Preferred Shares covered by this Letter of Transmittal (the “Deposited Preferred Shares”) and in and to all rights and benefits arising from such Preferred Shares including, without limitation, any and all Distributions (as such term is defined in the Offer Circular) being transferred pursuant to the Amalgamation, (b) the Deposited Preferred Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Preferred Shares and Distributions, to any other person, and (c) the deposit of the Deposited Preferred Shares and Distributions complies with applicable laws.

The undersigned understands and acknowledges that no physical certificate(s) for BCE Preferred Shares (or any BCE Converted Preferred Shares which may be issued following the due conversion of BCE Preferred Shares) will be issued to the undersigned. The BCE Preferred Shares will be issued in book-entry only form and must be purchased, transferred, converted or redeemed through participants (“CDS Participants”) in the depositary service of CDS Clearing and Depository Services Inc. (“CDS”). Settlement with the undersigned will be effected by the Depositary and the undersigned by CDS crediting the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of issued BCE Preferred Shares and each CDS Participant issuing the BCE Preferred Shares to the undersigned is entitled.

If the Amalgamation is not completed, the Depositary will return the surrendered Preferred Share Certificate(s) to the Shareholder. Until surrendered, each Preferred Share Certificate which immediately prior to the Effective Time represented Preferred Shares shall be deemed after the Effective Time to represent only the right, upon surrender, to be delivered the consideration to which such Shareholder is entitled in connection with the Amalgamation.

The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid by BCE, Amalco or by the Depositary to Persons depositing the Preferred Shares, on the Preferred Shares exchanged, regardless of any delay in making such payment.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned, Amalco and the Depositary shall be deemed to have required that any contract evidenced by the Amalgamation as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre et son acceptation au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

4

BOX 2

(See Instructions 2 and 3) ISSUE BCE PREFERRED SHARES IN BOOK-ENTRY FORM IN THE NAME OF:
(please print or type)

Name

Street Address and Number

City and Province or State

Country and Postal Code

Telephone – Business Hours

Taxpayer Identification Number, Social Insurance or Social Security No. (See IRS Form W-9 included herein)

PREFERRED SHAREHOLDER SIGNATURE

Signature guaranteed by (if required under Instruction 3):

Dated:

Authorized Signature of Guarantor	Signature of holder of Preferred Shares or Authorized Representative – See Instructions 2 and 4

Name of Guarantor (please print or type)	Name of holder of Preferred Shares (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable

Taxpayer Identification, Social Insurance or Social Security Number of holder of Preferred Shares	Daytime telephone number and facsimile of holder of Preferred Shares or daytime telephone number and facsimile of Authorized Representative

5

BOX 3

TO BE COMPLETED BY ALL HOLDERS BY SELECTING ONE BOX BELOW

STATUS AS U.S. SHAREHOLDER

(See Instruction 8)

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

☐       The person signing this Letter of Transmittal represents that he/she/it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐       The person signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any holder of Preferred Shares that is either (a) providing an address in Box 2 that is located within the United States or any territory or possession thereof or (b) that is a U.S. Person for United States federal tax purposes (as further described in Instruction 8).

If you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, then in order to avoid U.S. backup withholding, you must generally complete the IRS Form W-9 included herein or otherwise provide certification that you are exempt from backup withholding, as provided in Instruction 8, “Important Tax Information For U.S. Shareholders”. If you are a U.S. Shareholder but you are not a U.S. person for United States federal tax purposes or are not acting on behalf of such a U.S. person, then you must complete the appropriate IRS Form W-8 to avoid backup withholding. If you require an IRS Form W-8, please contact the Depositary. Such forms are also available on the IRS website at www.irs.gov. (See Instruction 8)

6

INSTRUCTIONS AND OTHER TERMS AND CONDITIONS

1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal, or a manually signed facsimile thereof, properly completed and duly executed, in either case with the signature(s) guaranteed if required in Instruction 3 below, and all other documents required by the terms of the Circular and this Letter of Transmittal, together with the accompanying certificate(s) representing the Deposited Preferred Shares, must be received by the Depositary at the offices specified on the back cover page of this Letter of Transmittal before the Election Deadline, being 8:30 a.m. (Eastern time) on October 29, 2014 (unless extended due to an adjournment or postponement of the Meeting).

(b)	The method of delivery of certificates representing Preferred Shares, this Letter of Transmittal and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary at the offices specified on the back cover page of this Letter of Transmittal. It is recommended that all such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

(c)	Shareholders whose Preferred Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Preferred Shares.

2.	Signatures

No signature guarantee is required on this Letter of Transmittal if:

(a)	this Letter of Transmittal is signed by the registered holder of Preferred Shares exactly as the name of the registered holder appears on the share certificate deposited herewith, and the consideration is to be delivered directly to such registered holder, or

(b)	Preferred Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution, as more fully set out in Instruction 3 below. If a certificate representing Preferred Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the consideration is to be delivered to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulator Authority or banks or trust companies in the United States.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Preferred Shares or if payment is to be made or issued in the name of a person other than the registered holder(s) of the Deposited Preferred Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Amalco or the Depositary, in their sole discretion, may require additional evidence of such person’s authority or additional documentation.

5.	Governing Law

The Amalgamation and any agreement in connection with the Amalgamation will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement in connection with the Amalgamation unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

6.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Preferred Shares, additional certificate numbers and number of Deposited Preferred Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Preferred Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing holders of Preferred Shares by execution of this Letter of Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Preferred Shares, except as required by applicable law.

7

(d)	Before completing this Letter of Transmittal, you are urged to read the accompanying Circular carefully and in its entirety.

(e)	All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Preferred Shares deposited pursuant to the Amalgamation will be determined by Amalco in its sole discretion. Depositing holders of Preferred Shares agree that such determination shall be final and binding. Amalco reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Amalco reserves the absolute right to, in its sole discretion, waive any defects or irregularities in the deposit of any Preferred Shares. No deposit of Preferred Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on Amalco or the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Amalco’s interpretation of the terms and conditions of the Amalgamation, the Circular and this Letter of Transmittal will be final and binding. Amalco reserves the right, in its sole discretion, to permit a Shareholder to transfer Preferred Shares pursuant to the Amalgamation in a manner other than that set out herein.

(f)	Under no circumstance will any amount be paid by BCE, Amalco or the Depositary by reason of any delay in exchanging any Preferred Shares to any person on account of Preferred Shares accepted for exchange pursuant to the Amalgamation.

(g)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at its office at the address listed below.

7.	Lost Certificates

If a Preferred Share Certificate has been lost or destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Prefco’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Prefco’s transfer agent may contact you.

8.	Important Tax Information for U.S. Shareholders

U.S. federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Preferred Shares provide the Depositary with his, her, or its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the IRS and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder.

In general, to prevent backup withholding, each U.S. Shareholder must provide his, her, or its correct TIN by completing the IRS Form W-9, which is attached to this Letter of Transmittal, which requires such holder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that the holder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that the holder is no longer subject to backup withholding; (3) that the holder is a U.S. person (including a U.S. resident alien); and (4) that the FATCA codes entered (if any) indicating that the holder is exempt from FATCA reporting is correct.

For U.S. federal tax purposes, a “U.S. person” is: (i) a citizen or individual resident of the United States; (ii) a partnership, corporation, company or association created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia; (iii) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (iv) a trust if (a) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (b) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Exempt holders (including, among others, corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of the IRS Form W-9, provide the applicable codes in the box labeled “Exemptions”, and sign and date the IRS Form W-9.

If a U.S. Shareholder does not have a TIN, such holder should: (1) consult the instructions on applying for a TIN in the IRS Form W-9; (2) write “Applied For” in the space for the TIN in Part I of the IRS Form W-9; and (3) sign and date the IRS Form W-9. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary.

If the IRS Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for U.S. federal tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8, signed under penalty of perjury, to avoid backup withholding. An appropriate IRS Form W-8 may be obtained from the Depositary. Such forms are also available on the IRS website at www.irs.gov or by calling 1-800-TAX-FORM (1-800-820-3676).

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY CASH PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE AMALGAMATION AND MAY BE SUBJECT TO PENALTIES. ANY AMOUNT WITHHELD UNDER THE BACKUP WITHHOLDING RULES MAY BE CREDITED AGAINST SUCH HOLDER’S U.S. FEDERAL INCOME TAX LIABILITY AND ANY EXCESS MAY BE REFUNDABLE IF THE PROPER INFORMATION IS PROVIDED TO THE IRS ON A TIMELY BASIS.

8

EACH U.S. SHAREHOLDER IS URGED TO CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH AN IRS FORM W-9, IS EXEMPT FROM BACKUP WITHHOLDING, OR IS REQUIRED TO FURNISH AN IRS FORM W-8.

9.	Assistance

THE DEPOSITARY (SEE BACK COVER PAGE FOR ITS ADDRESS AND TELEPHONE NUMBER) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED PREFERRED SHARES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE ELECTION DEADLINE, BEING 8:30 A.M. (EASTERN TIME) ON OCTOBER 29, 2014 (UNLESS EXTENDED DUE TO AN ADJOURNMENT OR POSTPONEMENT OF THE MEETING).

9

The Depositary for the Amalgamation is:

CST Trust Company

By Mail

P. O. Box 1036

Adelaide Street Postal Station

Toronto, Ontario M5C 2K4

Canada

Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

B1 Level

320 Bay Street

Toronto, ON M5H 4A6

Canada

Attention: Corporate Actions

Toll Free: 1-866-271-6893

International: 1-416-682-3860

E-mail: inquiries@canstockta.com

The Information Agent for the Amalgamation is:

CST Phoenix Advisors

North American Toll Free Phone:

1-866-822-1244

E-mail: inquiries@phoenixadvisorscst.com

Toll Free Facsimile: 1-888-509-5907

Outside North America, Banks and Brokers Call Collect: 1-201-806-7301

Any questions and requests for assistance or additional copies of the Circular and this Letter of Transmittal may be directed by Shareholders to the Depositary at the addresses set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance concerning the Amalgamation.

Attachment E

Registered shareholder proxy

I/We appoint Mirko Bibic, a Director of Bell Aliant Preferred Equity Inc. (“Bell Aliant Prefco”) or Michel Lalande, a Director of Bell Aliant Prefco, or instead of the preceding,                                                           as my/our proxyholder with full power of substitution to attend, vote and act on my/our behalf in respect of all matters that may come before the special meeting of preferred shareholders of Bell Aliant Prefco (the “Meeting”) to be held Friday, October 31, 2014, at 9:30 a.m. (Atlantic time) and at any adjournment(s) or postponement(s) of the Meeting with the same powers as if I/we were present. Without limiting this appointment, the person named above is directed to vote the Bell Aliant Prefco cumulative 5-year rate reset preferred shares, series A (“Preferred Shares”) represented by this proxy as follows:

1.

Approval of a special resolution authorizing and approving the amalgamation of Bell Aliant Prefco and 9034749 Canada Limited, a wholly-owned subsidiary of BCE Inc. (the full text of which is set out in Appendix A of Bell Aliant Prefco’s information circular dated October 3, 2014). The board recommends voting FOR this item.

For	Against
☐	☐

See instructions on the right side of this proxy form.

This proxy is solicited by management and must be received by CST Trust Company before 9:30 a.m. (Atlantic time) on Wednesday, October 29, 2014. Please submit your proxy as directed. I/We revoke any proxy previously given with respect to the Meeting.

Dated this              day of                                     , 2014

Signature of shareholder(s)

Control number:

How to vote

BY PROXY

1.	Telephone

•	Call 1-888-489-7352 (toll free in Canada and the U.S.) from a touch-tone phone.
•	Using the telephone keypad, enter the 13-digit control number found on this proxy form and follow the instructions.

2.	Internet

•	Go to www.cstvotemyproxy.com and follow the instructions on screen.
•	You will need your 13-digit control number found on this proxy form.

3.	Mail

•	Complete, sign and date this proxy form.
•	Detach and return it in the envelope provided to CST Trust Company.

4.	Fax

•	Complete, sign and date this proxy form.
•	Fax to 1-866-781-3111 (toll free in Canada and the U.S.) or 1-416-368-2502 (outside Canada and the U.S.)

5.	Appointing another person or company to go to the Meeting for you

•	This person or company does not have to be a shareholder.
•	Strike out the two names printed on this proxy form and write the name of the person or company you are appointing as your proxyholder in the space provided.

Complete your voting instructions, sign and date this proxy form, and return it to CST Trust Company.

IN PERSON AT THE MEETING

•	If you are a registered shareholder, you do not need to complete or return this proxy form if you wish to vote in person at the Meeting.
•	Please bring the Meeting registration portion of this proxy form to the Meeting. You will need it to register for and enter the Meeting.

Detach here

Meeting registration card

Please detach this registration card and bring it to the Meeting with you.

Special meeting of preferred shareholders

Friday, October 31, 2014

9:30 a.m. (Atlantic time)

The Lord Nelson Hotel

1515 South Park Street

Halifax, Nova Scotia

Registration: 8:30 a.m. to 9:20 a.m.

Detach here

Contact us

If you have any comments or questions contact us at:

Bell Aliant Investor Relations

One Brunswick Square, BS8

Saint John, NB E2L 4V1

Phone:      1-877-248-3113

Fax:          1-877-498-2464

E-mail:     investors@bellaliant.ca

Website: www.bellaliant.ca

Notes:

(i)

The Preferred Shares represented by this proxy will be voted in accordance with the instructions given in this proxy on any ballot that may be called for. If no choice is specified, Preferred Shares will be voted “For” in respect of that item. To the extent permitted by law and subject to the voting instructions, this proxy confers authority to vote in the proxyholder’s discretion with respect to amendments or variations to matters identified in the accompanying notice of meeting and with respect to other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) of the Meeting. For more information on these matters, please refer to Bell Aliant Prefco’s information circular.

(ii)	If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was sent to you.

(iii)

If you wish to appoint some other person or company (who does not have to be a shareholder) to represent you at the Meeting or at any adjournment(s) or postponement(s) of the Meeting, you may do so either by inserting the person’s or company’s name in the blank space provided on this form when completing this proxy or by completing another proxy form and returning it, in each case, as instructed above.

(iv)

If the Preferred Shares represented by this proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors) all owners should sign this proxy. If the shareholder is a corporation, this proxy must be executed by its duly authorized officer or attorney.

This proxy was printed by a Forest Stewardship Council® (FSC®) Chain of Custody-certified printer on FSC®-certified paper. For more information about FSC® Canada, visit www.fsccanada.org

Please recycle.

Attachment F

Registered shareholder proxy

I/We appoint Mirko Bibic, a Director of Bell Aliant Preferred Equity Inc. (“Bell Aliant Prefco”) or Michel Lalande, a Director of Bell Aliant Prefco, or instead of the preceding,                                                           as my/our proxyholder with full power of substitution to attend, vote and act on my/our behalf in respect of all matters that may come before the special meeting of preferred shareholders of Bell Aliant Prefco (the “Meeting”) to be held Friday, October 31, 2014, at 9:30 a.m. (Atlantic time) and at any adjournment(s) or postponement(s) of the Meeting with the same powers as if I/we were present. Without limiting this appointment, the person named above is directed to vote the Bell Aliant Prefco cumulative 5-year rate reset preferred shares, series C (“Preferred Shares”) represented by this proxy as follows:

1.

Approval of a special resolution authorizing and approving the amalgamation of Bell Aliant Prefco and 9034749 Canada Limited, a wholly-owned subsidiary of BCE Inc. (the full text of which is set out in Appendix A of Bell Aliant Prefco’s information circular dated October 3, 2014). The board recommends voting FOR this item.

For	Against
☐	☐

See instructions on the right side of this proxy form.

This proxy is solicited by management and must be received by CST Trust Company before 9:30 a.m. (Atlantic time) on Wednesday, October 29, 2014. Please submit your proxy as directed. I/We revoke any proxy previously given with respect to the Meeting.

Dated this              day of                                     , 2014

Signature of shareholder(s)

Control number:

How to vote

BY PROXY

1.	Mail

•	Complete, sign and date this proxy form.
•	Detach and return it in the envelope provided to CST Trust Company.

2.	Fax

•	Complete, sign and date this proxy form.
•	Fax to 1-866-781-3111 (toll free in Canada and the U.S.) or 1-416-368-2502 (outside Canada and the U.S.)

3.	Appointing another person or company to go to the Meeting for you

•	This person or company does not have to be a shareholder.
•	Strike out the two names printed on this proxy form and write the name of the person or company you are appointing as your proxyholder in the space provided.

Complete your voting instructions, sign and date this proxy form, and return it to CST Trust Company.

IN PERSON AT THE MEETING

•	If you are a registered shareholder, you do not need to complete or return this proxy form if you wish to vote in person at the Meeting.
•	Please bring the Meeting registration portion of this proxy form to the Meeting. You will need it to register for and enter the Meeting.

Detach here

Meeting registration card

Please detach this registration card and bring it to the Meeting with you.

Special meeting of preferred shareholders

Friday, October 31, 2014

9:30 a.m. (Atlantic time)

The Lord Nelson Hotel

1515 South Park Street

Halifax, Nova Scotia

Registration: 8:30 a.m. to 9:20 a.m.

Detach here

Contact us

If you have any comments or questions contact us at:

Bell Aliant Investor Relations

One Brunswick Square, BS8

Saint John, NB E2L 4V1

Phone:      1-877-248-3113

Fax:          1-877-498-2464

E-mail:     investors@bellaliant.ca

Website: www.bellaliant.ca

Notes:

(i)

The Preferred Shares represented by this proxy will be voted in accordance with the instructions given in this proxy on any ballot that may be called for. If no choice is specified, Preferred Shares will be voted “For” in respect of that item. To the extent permitted by law and subject to the voting instructions, this proxy confers authority to vote in the proxyholder’s discretion with respect to amendments or variations to matters identified in the accompanying notice of meeting and with respect to other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) of the Meeting. For more information on these matters, please refer to Bell Aliant Prefco’s information circular.

(ii)	If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was sent to you.

(iii)

If you wish to appoint some other person or company (who does not have to be a shareholder) to represent you at the Meeting or at any adjournment(s) or postponement(s) of the Meeting, you may do so either by inserting the person’s or company’s name in the blank space provided on this form when completing this proxy or by completing another proxy form and returning it, in each case, as instructed above.

(iv)

If the Preferred Shares represented by this proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors) all owners should sign this proxy. If the shareholder is a corporation, this proxy must be executed by its duly authorized officer or attorney.

This proxy was printed by a Forest Stewardship Council® (FSC®) Chain of Custody-certified printer on FSC®-certified paper. For more information about FSC® Canada, visit www.fsccanada.org

Please recycle.

Attachment G

Registered shareholder proxy

I/We appoint Mirko Bibic, a Director of Bell Aliant Preferred Equity Inc. (“Bell Aliant Prefco”) or Michel Lalande, a Director of Bell Aliant Prefco, or instead of the preceding,                                                           as my/our proxyholder with full power of substitution to attend, vote and act on my/our behalf in respect of all matters that may come before the special meeting of preferred shareholders of Bell Aliant Prefco (the “Meeting”) to be held Friday, October 31, 2014, at 9:30 a.m. (Atlantic time) and at any adjournment(s) or postponement(s) of the Meeting with the same powers as if I/we were present. Without limiting this appointment, the person named above is directed to vote the Bell Aliant Prefco cumulative 5-year rate reset preferred shares, series E (“Preferred Shares”) represented by this proxy as follows:

1.

Approval of a special resolution authorizing and approving the amalgamation of Bell Aliant Prefco and 9034749 Canada Limited, a wholly-owned subsidiary of BCE Inc. (the full text of which is set out in Appendix A of Bell Aliant Prefco’s information circular dated October 3, 2014). The board recommends voting FOR this item.

For	Against
☐	☐

See instructions on the right side of this proxy form.

This proxy is solicited by management and must be received by CST Trust Company before 9:30 a.m. (Atlantic time) on Wednesday, October 29, 2014. Please submit your proxy as directed. I/We revoke any proxy previously given with respect to the Meeting.

Dated this              day of                                     , 2014

Signature of shareholder(s)

Control number:

How to vote

BY PROXY

1.	Mail

•	Complete, sign and date this proxy form.
•	Detach and return it in the envelope provided to CST Trust Company.

2.	Fax

•	Complete, sign and date this proxy form.
•	Fax to 1-866-781-3111 (toll free in Canada and the U.S.) or 1-416-368-2502 (outside Canada and the U.S.)

3.	Appointing another person or company to go to the Meeting for you

•	This person or company does not have to be a shareholder.
•	Strike out the two names printed on this proxy form and write the name of the person or company you are appointing as your proxyholder in the space provided.

Complete your voting instructions, sign and date this proxy form, and return it to CST Trust Company.

IN PERSON AT THE MEETING

•	If you are a registered shareholder, you do not need to complete or return this proxy form if you wish to vote in person at the Meeting.
•	Please bring the Meeting registration portion of this proxy form to the Meeting. You will need it to register for and enter the Meeting.

Detach here

Meeting registration card

Please detach this registration card and bring it to the Meeting with you.

Special meeting of preferred shareholders

Friday, October 31, 2014

9:30 a.m. (Atlantic time)

The Lord Nelson Hotel

1515 South Park Street

Halifax, Nova Scotia

Registration: 8:30 a.m. to 9:20 a.m.

Detach here

Contact us

If you have any comments or questions contact us at:

Bell Aliant Investor Relations

One Brunswick Square, BS8

Saint John, NB E2L 4V1

Phone:      1-877-248-3113

Fax:          1-877-498-2464

E-mail:     investors@bellaliant.ca

Website: www.bellaliant.ca

Notes:

(i)

The Preferred Shares represented by this proxy will be voted in accordance with the instructions given in this proxy on any ballot that may be called for. If no choice is specified, Preferred Shares will be voted “For” in respect of that item. To the extent permitted by law and subject to the voting instructions, this proxy confers authority to vote in the proxyholder’s discretion with respect to amendments or variations to matters identified in the accompanying notice of meeting and with respect to other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) of the Meeting. For more information on these matters, please refer to Bell Aliant Prefco’s information circular.

(ii)	If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was sent to you.

(iii)

If you wish to appoint some other person or company (who does not have to be a shareholder) to represent you at the Meeting or at any adjournment(s) or postponement(s) of the Meeting, you may do so either by inserting the person’s or company’s name in the blank space provided on this form when completing this proxy or by completing another proxy form and returning it, in each case, as instructed above.

(iv)

If the Preferred Shares represented by this proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors) all owners should sign this proxy. If the shareholder is a corporation, this proxy must be executed by its duly authorized officer or attorney.

This proxy was printed by a Forest Stewardship Council® (FSC®) Chain of Custody-certified printer on FSC®-certified paper. For more information about FSC® Canada, visit www.fsccanada.org

Please recycle.